Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

ASX Appendix 4E

Preliminary Final Report

for the year ended

30 JUNE 2007

ASX APPENDIX 4E

The following information for Genetic Technologies Limited (“GTG” and the “Company”) is provided under Listing Rule 4.3A of the Listing Rules of the Australian Securities Exchange (“ASX”).  The financial information provided in this Appendix 4E covers the consolidated Group, comprising Genetic Technologies Limited (the parent entity) and all entities that the Company controlled from time to time during the year and at the reporting date (30 June 2007).  The date of this Appendix 4E is 30 August 2007.

1.                       The reporting period covers the financial year ended 30 June 2007 (“Reporting Period”).

The previous corresponding period is the financial year ended 30 June 2006 (“Previous Period”).

2.                       Results for announcement to the Market:

		Reporting Period	Movement from Previous Period
2.1	Consolidated revenue from ordinary activities	$14,978,819	Increased by $4,930,116	Increased by 49.1%
2.2	Consolidated loss from ordinaryactivities after tax attributable to Members of the Company	$(4,328,543)	Decreased by $3,590,230	Decreased by 45.3%
2.3	Consolidated loss for the Reporting Period attributable to Members of the Company	$(4,328,543)	Decreased by $3,590,230	Decreased by 45.3%
2.4	No dividends were paid during the Reporting Period nor are any proposed.
2.5	Not applicable.
2.6	All matters pertaining to the figures above are described elsewhere in this Appendix 4E.

3.                       Income Statements for the consolidated Group and the Company covering the Reporting Period and the Previous Period are provided on page 17 of the attached Financial Report.

4.                       Balance Sheets for the consolidated Group and the Company covering the Reporting Period and the Previous Period are provided on page 18 of the attached Financial Report.

5.                       Cash Flow Statements for the consolidated Group and the Company covering the Reporting Period and the Previous Period are provided on page 19 of the attached Financial Report.

6.                       No dividends were paid during the Reporting Period or the Previous Period, nor are any proposed as at the date of this Appendix 4E.

7.                       The Company does not have a Dividend Reinvestment Plan as at the date of this Appendix 4E.

8.                       A Statement of Accumulated Losses covering the Reporting Period and the Previous Period is provided as Note 24 to the attached Financial Report.

9.                       The consolidated net tangible assets as at the end of the Reporting Period were 3.83 cents per share.

The corresponding figure as at the end of the Previous Period was 3.72 cents per share.

ASX APPENDIX 4E (cont.)

10.                 On 30 June 2006, two of the Company’s now former subsidiaries, Silbase Scientific Services Pty. Ltd. and Simons GeneType Diagnostics Pty. Ltd. ceased operations.  All of the genetic testing operations previously undertaken by these companies were transferred to a third subsidiary, Genetic Technologies Corporation Pty. Ltd., as from that date.

On 15 July 2007, formal advice was received advising that both companies had been deregistered.  As part of this transaction, the shares in Genetic Technologies Corporation Pty. Ltd. that were previously owned by Simons GeneType Diagnostics Pty. Ltd. were transferred to Genetic Technologies Limited.  The shares were transferred at cost.

11.                 During the Reporting Period, the consolidated Group held no interests in any associated entities.  As at the end of the Reporting Period, the Company held a 16.36% (2006: 17.45%) direct equity interest in the Duketon Belt Joint Venture with Regis Resources N.L.  The Company does not contribute to the funding of the venture.

12.                 Apart from the information contained elsewhere in this Appendix 4E, there is no other significant information needed by an investor to make an informed assessment of the Company’s financial performance and financial position as at the Reporting Date.

13.      Not applicable.

14.     Commentary on the financial results

During the 2007 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues and other income of approximately $15.3 million, representing a significant 42.4% increase over the corresponding figures for the 2006 year.  The overall increase of more than $4.5 million was due principally to a 69.6% increase in revenues from the Company’s licensing program and a 22.3% increase in revenues generated from its genetic testing activities.  During the year, the range of tests being offered by the Company continued to expand and a range of new marketing initiatives were introduced to further promote the Company’s services.

Importantly, for the first time in its history, the Company generated positive cash flows from operations during the 2007 financial year.  The consolidated cash receipts from operations and interest exceeded $15 million, with net cash inflows from operations of approximately $2.6 million.  These figures compared most favourably to those for the previous financial year which delivered total cash receipts of $8.5 million and a net cash deficit from operations of almost $6.0 million.  In addition to the increases in cash receipts, operating cash costs incurred during the 2007 year also fell by more than $2.3 million.  As a result, the cash and cash equivalents held by the Company as at 30 June 2007 were approximately $13.8 million, or almost $1.9 million more than at the same time last year.

The consolidated loss after tax of $4.3 million included net non-cash items totalling approximately $5.7 million, comprising amortisation of intangible assets ($3.4 million), impairment losses and other write-downs ($1.3 million), depreciation and amortisation of fixed assets ($1.2 million), unrealised foreign exchange losses ($0.3 million) and share-based payments expenses ($0.2 million), partially offset by non-cash revenues generated from the Applera settlement ($0.7 million).

Finally, during the 2007 year, the Company continued to fund four research and development projects, which have the potential to generate further valuable intellectual property for the Company.  Several of these projects made significant technical advances during the year, with trials now being evaluated in several instances.  The outputs from these projects can then be commercially exploited either by outright sale or via some form of testing and/or licensing activity.  The Company views this commitment to research as being fundamental to its long-term success.

The Directors believe that the positive results for the 2007 financial year validate the strategies now being pursued by the Company and provide a sound platform for further growth and expansion in the 2008 financial year.

ASX APPENDIX 4E (cont.)

15.                 The Financial Report which is attached to this Appendix 4E has been audited by the Company’s auditor, Ernst & Young.

16.                 The Directors of the Company confirm that the Auditor’s Report for the year ended 30 June 2007 does not contain any form of qualification.

17.      Not applicable.

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Financial Report

for the year ended

30 JUNE 2007

CORPORATE INFORMATION

Directors

Henry Bosch AO (Non-Executive Chairman)

Dr. Mervyn Jacobson (Chief Executive Officer)

Fred Bart (Non-Executive)

David Carruthers (Non-Executive)

John S. Dawkins AO (Non-Executive)

Company Secretary

Thomas G. Howitt

Registered Office

60-66 Hanover Street,
Fitzroy  Vic.   3065
Australia

Telephone:	+61 3 9415 1135
Facsimile:	+61 3 9417 2987
Email:	info@gtg.com.au

Share Register	Bankers
Computershare Investor Services Pty. Ltd.	St. George Bank Limited	KeyBank National Association
Level 2, 45 St. George’s Terrace,	530 Collins Street,	1130 Haxton Drive,
Perth W.A. 6000	Melbourne Vic. 3000	Fort Collins CO 80525
Australia	Australia	USA

Telephone:	+61 8 9323 2000
Facsimile:	+61 8 9323 2033
Website:	www.computershare.com.au

Auditor	Stock Exchanges
Ernst & Young	Australian Securities Exchange	NASDAQ Global Market
Chartered Accountants,	Code: GTG	Ticker: GENE
The Ernst & Young Building,	Stock Exchange Centre,	The NASDAQ Stock Market,
Level 23, 8 Exhibition Street,	2 The Esplanade,	One Liberty Plaza, 165 Broadway,
Melbourne Vic. 3000	Perth W.A. 6000	New York NY 10006
Australia	Australia	USA

Company website

www.gtg.com.au

DIRECTORS’ REPORT

The Directors submit their Report for the year ended 30 June 2007.

DIRECTORS

The names and details of the Directors of Genetic Technologies Limited in office during the financial year and until the date of this Report are stated below.  All Directors were in office for this entire period, with the exception of Mr. David Carruthers who was appointed to the Board on 26 February 2007, Prof. Deon Venter who resigned from the Board on 23 August 2006 and Mr. Robert Edge who retired from the Board on 17 November 2006.

Names, qualifications, experience and special responsibilities

Henry Bosch AO, BA (Hons), MA (Non-Executive Chairman)

Mr. Bosch, 76, was appointed to the Board on 24 June 2005 and was appointed Non-Executive Chairman of the Board on 23 November 2005.  He also serves as Chairman of the Company’s Corporate Governance Committee and as a member of its Audit Committee.  He is a former Chairman of the National Companies and Securities Commission, the predecessor of the Australian Securities and Investments Commission, Australia’s principal corporate regulator.  He has also served as Chairman of the Working Group on Corporate Practices and Conduct and Chairman of the committee which produced the Australian Standard on corporate governance.  He has been chairman, or a director, of over thirty companies and other organisations operating in both the government and private sectors.  He has served on a number of audit committees and is an Honorary Fellow of the Institute of Internal Auditors.  His extensive business career has spanned the aluminium, steel, man-made fibres and plastics industries in Canada, UK and Australia and included the positions of Marketing Director of John Lysaght (Australia) Ltd. and Managing Director of Nylex Corporation.  He was made an Officer of the Order of Australia in January 1991.

Dr. Mervyn Jacobson, MBBS (Chief Executive Officer)

Dr. Jacobson, 65, is a legally qualified Medical Practitioner.  He has more than 35 years experience in developing new medical technology and in bringing new medical and biomedical goods and services to the market, working with biotechnology enterprises in Australia, UK, Switzerland, USA, Canada, Mexico and China.  In 1989, he co-founded GeneType AG, the research start-up that subsequently led to the formation of Genetic Technologies Limited.  In 2000, he was appointed by the Governor of Colorado to the Governor’s Advisory Council in Biotechnology.  He was also a founding Director of the Colorado Biotechnology Association and XY, Inc., a biotechnology company in Colorado.  In June 2004, Dr. Jacobson was appointed Chief Technology Officer of the Scientific Advisory Board of the China National Animal Breeding Stock Export/Import Corporation Limited (CABS) in Tianjin, China.  He was appointed to the Company’s Board of Directors in May 2000, and served as its Executive Chairman from August 2000 until November 2005.  He also serves on the Company’s Corporate Governance Committee and is Chairman of its Canadian-listed subsidiary, Gtech International Resources Limited.  Dr. Jacobson is also a member of the Australian Institute of Company Directors.

Fred Bart, (Non-Executive)

Mr. Bart, 52, has been involved in the textile industry for the last 25 years as well as being a significant investor in the resource and property sectors in Australia and overseas.  He brings to the Company extensive commercial experience from his involvement in the manufacturing and textile industries.  He is also Chairman of Electro Optic Systems Holdings Limited and Global Properties Limited and is a member of the Australian Institute of Company Directors. He was appointed to the Board on 26 October 1996 and also serves as a Director of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited.

David Carruthers, BCom, CA, CFTP (Snr.), MAICD Dip. (Non-Executive)

Mr. Carruthers, 59, was appointed to the Board on 26 February 2007 and serves as Chairman of the Company’s Audit Committee.  He has acted as Chief Financial Officer of BP Finance for the global operations based in London and as the European Regional Chief Executive Officer based in Brussels.  On returning to Australia, he was Managing Director of Treasury Corporation of Victoria and coordinated the management of $29 billion of privatisation proceeds.  More recently, Mr. Carruthers has provided advisory services in financial risk management to clients in the Asia-Pacific region and is currently Head of Corporate Finance, Tristar Corporate Advisors and Chief Financial Officer, Olympus Funds Management.  He also serves as a Non-Executive Director and Audit Committee Chairman for Ceramic Fuel Cells Ltd. and as a Non-Executive Director for India Equities Fund Limited, both ASX-listed companies.

John S. Dawkins AO, Dip Ag, BEc (Non-Executive)

Mr. Dawkins, 60, was appointed to the Board on 24 November 2004 and serves on both the Corporate Governance and Audit Committees.  Mr. Dawkins holds degrees in Agriculture from Roseworthy College and Economics from the University of Western Australia and, for 18 years, served in the Australian House of Representatives for the Australian Labor Party.  Between 1983 and 1993, he served in the Hawke and Keating Governments as Finance Minister, Trade Minister, Employment Education and Training Minister and finally Treasurer.  He serves and has served on the Boards of several companies including Chairman of Elders Rural Bank and Retail Energy Market Company.  He has consulted to a variety of international organisations including The World Bank Group, the OECD, UNDP, and UNESCO.  He is a Patron of the Menzies School of Health Research and for three years was Treasurer of the International Agency for the Prevention of Blindness and for nine years a member of the Board of the Fred Hollows Foundation.  He was made an Officer of the Order of Australia in June 2000 and awarded the Centenary Medal in January 2000.

Robert J. Edge, FCA (Non-Executive)

Mr. Edge was appointed to the Board on 19 April 2004 and retired as a Director on 17 November 2006.  He is a Chartered Accountant, Official Liquidator and Tax Agent.  Prior to his appointment as a Director of the Company, he was Managing Director of Global Technology Limited.  He has been a partner in BDO and Ernst & Young and, as a consultant to Ferrier Hodgson, managed the asset realisation and loans recovery program for the liquidation of Pyramid Building Society and the Farrow Group of Companies.

Prof. Deon J. Venter, MB, PhD, MBA (Executive)

Prof. Venter was appointed to the Board on 17 March 2003 and resigned as a Director on 23 August 2006.  He currently serves as Director of Pathology for the hospitals in the Mater Hospitals group in Brisbane, Queensland.  He was formerly Head of the Cancer Functional Genomics Laboratory at the Murdoch Children’s Research Institute in Melbourne and Head of the Cancer Epidemiology Program, Department of Pathology at the University of Melbourne.  He is a specialist pathologist, a Fellow of the Royal College of Pathologists of Australasia and the author of more than 80 papers on the genetics of cancer.

Company Secretary

Thomas G. Howitt, BCom, CA, FTIA, ACIS, AICPA (Company Secretary and Chief Financial Officer)

Mr. Howitt, 43, was appointed as the group’s first full-time Chief Financial Officer on 1 June 2004 and as Company Secretary on 30 June 2005.  During his 20 year career, he has served as CFO and Company Secretary for a number of companies, listed on both the ASX and foreign stock exchanges.  His wide experience covers all facets of financial management and control across a variety of industries, including resources and technology (domestic and international), having been instrumental in the successful development, patenting and commercialisation of several innovative technologies.  He has played key roles in the raising of bank debt and equity capital and the management of complex due diligence programs and has worked as a senior Taxation Consultant for Ernst & Young and in the investment banking industry.  He also serves as President of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited.

Interests in the shares and options of the Company and related bodies corporate

As at the date of this Report, the interests of the Directors in the shares and options of Genetic Technologies Limited are as follows:

Director	Ordinary shares	Options over ordinary shares
Henry Bosch AO	185,000	500,000
Dr. Mervyn Jacobson	150,931,900	2,000,000
Fred Bart (note)	25,918,214	500,000
David Carruthers	—	—
John S. Dawkins AO	—	500,000

Note:   Mr. Bart also controls 88,500 common shares in Gtech International Resources Limited.

EARNINGS PER SHARE

Basic loss per share (cents per share)	(1.2)
Diluted loss per share (cents per share)	(1.2)

DIVIDENDS

No dividends have been paid since the end of the previous financial year, nor have the Directors recommended that any dividend be paid.

CORPORATE INFORMATION

Corporate structure

Genetic Technologies Limited is a company limited by shares that is incorporated and domiciled in Australia.  The Company has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the Group’s corporate structure as at the date of this Report:

On 30 June 2006, two of the Company’s former subsidiaries, Silbase Scientific Services Pty. Ltd. and Simons GeneType Diagnostics Pty. Ltd. ceased operations.  On 15 July 2007, formal advice was received advising that both companies had been deregistered.  As part of this transaction, the shares in Genetic Technologies Corporation Pty. Ltd. that were previously owned by Simons GeneType Diagnostics Pty. Ltd. were transferred to Genetic Technologies Limited.  The shares were transferred at cost.

Nature of operations and principal activities

The principal activities of the entities within the Group during the financial year were:

•                      Licensing of the Company’s intellectual property;

•                      The provision of genetic testing services; and

•                      Research and development in the areas of genetics and related fields.

There have been no significant changes in the nature of these activities during the financial year.

Group overview

Genetic Technologies Limited was incorporated in Western Australia on 5 January 1987 as Concord Mining N.L.  The Company undertook a series of mining projects and, following several intervening changes, changed its name to Duketon Goldfields N.L. on 15 March 1995.  On 15 October 1999, the Company changed its status from a No Liability company to a company limited by shares and, on 29 August 2000, it completed the acquisition of GeneType AG, a Swiss private company.  GeneType had been formed in 1989 by Dr. Mervyn Jacobson (CEO) and Dr. Malcolm Simons after they met in 1989 and resolved to test the hypothesis that the non-coding or “junk” DNA regions were in reality not “junk”, but a valuable and highly ordered reservoir of useful genetic information, overlooked by the scientific community up until that time.  As a result of the GeneType acquisition, the Company changed its business from mining to biotechnology and changed its name to Genetic Technologies Limited.

The considerable ground-breaking research undertaken by GeneType since 1989 now forms an important part of the Company’s significant intellectual property portfolio, including the family of “non-coding” analysis and mapping patents that are the cornerstones of the Company’s licensing business.

The Company has also established a fee-for-service genetic testing business that has since grown to become the largest non-government operation of its type in Australia.  The business performs a wide variety of genetic tests on humans, plants and animals and includes human diagnostics, forensics and animal pedigree tests.

The Company actively supports research and development in the area of genetics and, as at the date of this Report, supports four distinct projects, each of which is described in detail elsewhere in the Financial Report.

Operating results for the year

During the 2007 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues and other income of approximately $15.3 million, representing a significant 42.4% increase over the corresponding figures for the previous year.  The overall increase of more than $4.5 million was due principally to a 69.6% increase in revenues from the Company’s licensing program and a 22.3% increase in revenues generated from its genetic testing activities.  During the year, the range of tests being offered by the Company continued to expand and a range of new marketing initiatives were introduced to further promote the Company’s services.

Importantly, for the first time in its history, the Company generated positive cash flows from operations during the 2007 financial year.  The consolidated cash receipts from operations and interest exceeded $15 million, with net cash inflows from operations of approximately $2.6 million.  These figures compared most favourably to those for the previous financial year which delivered equivalent cash receipts of $8.5 million and a net cash deficit from operations of almost $6.0 million.  In addition to the increase in cash receipts, operating cash costs incurred during the 2007 year also fell by more than $2.3 million.  As a result, the cash and cash equivalents held by the Company as at 30 June 2007 were approximately $13.8 million, or almost $1.9 million more than at the same time last year.

The consolidated loss after tax of $4.3 million included net non-cash items totalling approximately $5.7 million, comprising amortisation of intangible assets ($3.4 million), impairment losses and other write-downs ($1.3 million), depreciation and amortisation of fixed assets ($1.2 million), unrealised foreign exchange losses ($0.3 million), share-based payments expenses ($0.2 million) and non-cash revenues generated from the Applera settlement ($0.7 million).

Finally, during the 2007 year, the Company continued to fund four research and development projects, which have the potential to generate further valuable intellectual property for the Company.  Several of these projects made significant technical advances during the year, with trials now being evaluated in several instances.  The outputs from these projects can then be commercially exploited either by outright sale or via some form of testing and/or licensing activity.  The Company continues to view this commitment to research as being fundamental to its long-term success.

The Directors believe that the positive results for the 2007 financial year validate the strategies now being pursued by the Company and provide a sound platform for further growth and expansion in the 2008 financial year.

Review of financial condition

Capital structure

As at the date of this Report, the Company had a total of 362,389,899 fully paid ordinary shares on issue.  All of these shares were listed on the Australian Securities Exchange, and on the NASDAQ Global Market in the USA via the Company’s American Depositary Receipts.  No new shares were issued by the Company during the financial year ended 30 June 2007.  As at 30 June 2007, a total of 6,666,667 ordinary shares were subject to voluntary escrow (refer ASX Additional Information).

Treasury and related policies

During the financial year, the Company introduced a Foreign Exchange Management Policy and, as at balance date, was preparing a Cash Management Policy.  The Company follows industry accepted best practice by investing the Company’s cash assets in a diverse range of interest-bearing deposits with several significant financial institutions.

Cash used in operations

During the financial year, the consolidated net cash flows provided by operations was approximately $2.6 million.  This result was $8.6 million better than the operating cash flows from the prior period which revealed net outflows of almost $6.0 million.  Overall, the Group’s consolidated cash assets increased by approximately $1.9 million during the 2007 financial year.

Liquidity and funding

On 14 January 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited in respect of a $2,500,000 asset finance facility (the “Facility”).  During the period from inception up to 30 June 2007, the Company financed the acquisition of laboratory and other equipment under the Facility at a cost of $1,632,868.

As at the date of this Report, the Company had a credit card facility with St. George Bank Limited with a total credit limit of $110,000, of which $105,000 had been utilised by the Company.  As at 30 June 2007, a total liability in respect of these credit cards of $19,797 was outstanding.

Risk management

The Group takes a proactive approach to risk management.  The Board is responsible for ensuring that risks, and also opportunities, are identified on a timely basis and that the Group’s objectives and activities are aligned with the risks and opportunities identified by the Board.  The Group believes that it is important for all Board members to be a part of this process and the Board takes overall responsibility for the recognition and management of risk.  The oversight of the compliance and control mechanisms has been delegated to the Audit Committee through its Charter.  The Board believes that the Group is not yet sufficiently large to warrant the appointment of an internal auditor.

Employees

The Group employed 54 employees as at 30 June 2007 (2006: 49 employees).

Statement of compliance

The statement provided to the Board by the Chief Executive Officer and the Chief Financial Officer on the integrity of the financial statements is founded on a sound system of risk management and internal compliance and control.

SHARE OPTIONS

Unissued shares under option

As at both the reporting date and the date of this Report, there were 12,577,500 unissued ordinary shares in the Company under option.  All options were issued at nil cost to the holders.  Refer Note 22 to the attached financial statements for further details regarding the options outstanding, which have been summarised as follows:

	As at the date of this Report	As at 30 June 2007
Staff Share Plan options	11,977,500	11,977,500
Other options	600,000	600,000
Total number of options outstanding	12,577,500	12,577,500

Shares issued as a result of the exercise of options

During the financial year, no shares were issued as a result of the exercise of any options, nor have any options been exercised since the end of the financial year.  During the 2007 year, however, a total of 2,700,000 options that had previously been issued under the Staff Share Plan to employees who have since resigned from the Company lapsed.  Of this number, a total of 1,175,000 options were forfeited, whilst the remaining 1,525,000 options expired.  Option holders do not have any right, by virtue of the option, to participate in any share issue of the Company or any related body corporate.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

During the 2008 financial year, the Group will continue to focus on the expansion of its licensing and genetic testing businesses, both domestically and in overseas markets.  It will also commit resources to the advancement of its four research programs with a view to generating valuable intellectual property for commercial exploitation.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

On 23 August 2006, Prof. Deon Venter resigned as a Director of the Company.

On 17 November 2006, the Annual General Meeting of the shareholders of the Company was held.  In respect of Resolution 2, regarding the re-election of Mr. Robert Edge, Mr. Edge advised the Company prior to the Meeting that he would not be seeking re-election and, accordingly, the resolution was withdrawn.  As a result, he retired as a Director of the Company effective from the close of the Meeting.

On 28 December 2006, the Company filed its 2006 Annual Report on Form 20-F with the US Securities and Exchange Commission (“SEC”).  A complete copy of this comprehensive 115-page document can be downloaded either from the Company’s website at www.gtg.com.au or from the SEC website at www.sec.gov.

On 26 February 2007, the Company announced the appointment of Mr. David Carruthers to the Board of Directors as an additional Non-Executive Director.

On 8 March 2007, the Company announced that the Australian Securities and Investments Commission (“ASIC”) had sought information from the Company regarding certain past trading in its shares.  The Company has cooperated fully with ASIC.  The Company later clarified to the Market that, whilst the information being sought by ASIC did not relate to any suspected wrongdoing by the Company itself, it did relate to the activities of certain Executives of the Company.  As at the date of this Report, the Company understands that the investigation is continuing but it is not aware whether any further action will be taken by ASIC in relation to this matter.

On 29 March 2007, the Company announced that its founder and Chief Executive Officer, Dr. Mervyn Jacobson, had informed the Board that, as he had now reached the age of 65, he wished the Company to activate an orderly succession plan.  He intends to retire from his current role as CEO as soon as an appropriate successor is able to assume this position.  Dr. Jacobson will continue to actively support the Company’s licensing program even following such an appointment.  As at the date of this Report, the search for a new CEO continues.

On 15 May 2007, the Company disposed of its entire direct equity interest in XY, Inc., a company based in Fort Collins, Colorado, USA.  The Company received a total of US$274,418 ($332,709) from the sale which resulted in a loss from the sale of $33,307.

During the year ended 30 June 2007, a total of 2,700,000 options that had previously been issued under the Staff Share Plan to employees who have since resigned from the Company lapsed.  Of this number, a total of 1,175,000 options were forfeited, whilst the remaining 1,525,000 options expired.

There were no other significant changes in the state of affairs that are not described elsewhere in this Report.

SIGNIFICANT EVENTS AFTER BALANCE DATE

Between 5 July and 9 July 2007, Dr. Mervyn Jacobson acquired a total of 501 ordinary shares in ImmunAid Pty. Ltd., a subsidiary of the Company, representing approximately 4.4% of that company’s total issued capital.  Apart from this transaction, there have been no significant events which have occurred after balance date.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During the financial year, the Company paid a premium in respect of a contract insuring the Directors and Officers of the Company and any related body corporate against a liability incurred as such a Director or Officer to the extent permitted by the Corporations Act 2001.  The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.  The Company has agreed to indemnify the current Directors, Executive Officers and former Directors against all liabilities to other persons that may arise from their position as Directors or Officers of the Company and its subsidiaries, except where to do so would be prohibited by law.  The agreement stipulates that the Company will meet the full amount of any such liabilities, including costs and expenses.

REMUNERATION REPORT (AUDITED)

This Remuneration Report outlines the Director and Executive remuneration arrangements of Genetic Technologies Limited (the “Company”) and its subsidiaries (the “Group”) in accordance with the requirements of the Corporations Act 2001 and its Regulations.  It also provides the remuneration disclosures required by paragraphs Aus 25.4 to Aus 25.7.2 of AASB 124 Related Party Disclosures, which have been transferred to the Remuneration Report in accordance with Corporations Regulation 2M.6.04.

For the purposes of this Report, Key Management Personnel (“KMP”) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any Director (whether executive or otherwise) of the parent company, and includes the five executives in the parent and the Group, as set out below, receiving the highest remuneration.

For the purposes of this Report, the term “Executive” encompasses the Group’s Chief Executive Officer, Company Secretary and Chief Financial Officer, Chief Operating Officer, Chief Scientific Officer and the Group General Manager - Intellectual Property.

Corporate Governance Committee

The Corporate Governance Committee of the Board of Directors of the Company (formerly known as the Nomination and Remuneration Committee) was established on 21 April 2005 and is, amongst other things, responsible for determining and reviewing remuneration arrangements for the Directors, the Chief Executive Officer and the senior management team.  The Committee is chaired by Mr. Henry Bosch AO and has as a member Mr. John Dawkins AO, both of whom are independent directors, and Dr. Mervyn Jacobson, the Chief Executive Officer.

The Corporate Governance Committee has been established to assess the appropriateness of the nature and amount of remuneration paid to Directors and senior managers on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality Board and executive team.

Remuneration philosophy

The performance of the Company depends upon the quality of its Directors and Executives.  To prosper, the Company must attract, motivate and retain appropriately skilled Directors and Executives.

To this end, the Company embodies the following principles in its remuneration framework:

•             provide competitive rewards to attract high calibre Executives;

•             wherever possible, link Executive rewards to shareholder value;

•             ensure that a portion of an Executive’s remuneration is “at risk”; and

•             establish appropriate, demanding performance hurdles for variable Executive remuneration.

Remuneration structure

In accordance with best practice corporate governance, the structure of Non-Executive Director and senior manager remuneration is separate and distinct.

Non-Executive Director remuneration

Objective

The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain Directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

Structure

The Company’s Constitution and the Listing Rules of the Australian Securities Exchange specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by a General Meeting of shareholders.  An amount not exceeding the amount determined is then divided between the Directors as agreed.  The most recent determination was made at the Annual General Meeting held on 23 November 2005, when shareholders approved an aggregate remuneration of $400,000 per year.

The amount of aggregate remuneration sought to be approved by shareholders, the manner in which it is apportioned amongst Directors, and the policy of granting options to Directors, are reviewed annually.

Each Non-Executive Director receives a fee for serving as a Director of the Company.  No additional fees are paid to any Director for serving on a committee of the Board.

Executive Director, Company Secretary and Senior Management remuneration

Objective

The Company aims to reward Executives with a level and mix of remuneration commensurate with their positions and responsibilities within the Company and so as to:

•             reward Executives for Company and individual performance against targets set by reference to suitable benchmarks;

•             align the interests of Executives with those of the shareholders; and

•             ensure that the total remuneration paid is competitive by market standards.

Structure

The remuneration paid to Executives is set with reference to prevailing market levels and comprises a fixed salary, various short-term incentives (which are linked to agreed Key Performance Indicators (“KPIs”), as described below under the heading of Variable Remuneration), and a long-term option component.

Fixed remuneration

Objective

The Corporate Governance Committee oversees the setting of fixed remuneration on an annual basis.  The process consists of a review of Company, business unit and individual performance, relevant comparative remuneration in the market and internally and, where appropriate, external advice on policies and practices.  As noted above, the Committee has access to external advice independent of Management.

Structure

Executives are given the opportunity to receive their fixed (primary) remuneration in a variety of forms including cash and salary sacrifice to superannuation.  It is intended that the manner of payment chosen will be optimal for the recipient without creating any additional cost for the Group.

Variable Remuneration - Short Term Incentive (“STI”)

Objective

The objective of the STI program is to link the achievement of the Group’s operational targets with the remuneration received by the Executives charged with meeting those targets.  The total potential STI available is set at a level so as to provide sufficient incentive to the Executive to achieve the operational targets and such that the cost to the Group is reasonable in the circumstances.

Structure

Actual STI payments granted to each Executive depend on the extent to which specific targets set at the beginning of each financial year are met.  The targets consist of a number of KPIs covering financial and non-financial, corporate and individual measures of performance.  Whilst the Company is still developing a uniform set of KPIs against which the performance of Management can be assessed, such measures which are considered typically include contribution to net profit, customer service, risk management, product management, the delivery of improved efficiencies, and leadership/team contribution.  These measures are chosen as they represent the key drivers for the short term success of the business and provide a framework for delivering long term value.

The Corporate Governance Committee continues to develop policies directed at achieving these objectives.  Any such STI payments which may be made are delivered as a cash bonus in the following reporting period.  There were no STI payments made to any Executive of the Company during the year ended 30 June 2007.

Variable Remuneration - Long Term Incentive (“LTI”)

Objective

The objective of the Company’s LTI arrangements is to reward Executives in a manner that aligns remuneration with the creation of shareholder wealth.  As such, LTI grants are only made to Executives who are able to influence the generation of shareholder wealth and thus have an impact on the Group’s performance against the relevant long term performance hurdle.

Structure

LTI grants to Executives are delivered in the form of share options under the Staff Share Plan.  Share options are granted to Executives with more than three months service.  Options are granted to Executives in line with their respective levels of experience and responsibility and vest in four equal tranches progressively over a period of four years from the date on which they are granted.  Typically, the options have a six-year life.

In cases where an Executive ceases employment prior to the vesting of his or her options, the options are forfeited after a prescribed period if they have not been previously exercised.  The prescribed period ranges from one to 12 months, depending on the circumstances under which they left the Company, e.g. resignation, retirement or death.  In the event of a change of control of the Company, the performance period end date will be brought forward to the date of the change of control and awards will vest over this shortened period.

Employment contracts

There are no employment contracts in place with any Director of the Company.  The conditions of employment of Executives are covered by standard letters of employment which outline the key terms of employment including the Executive’s fixed remuneration.  It is the Company’s general practice that employment contracts for Executives do not have a fixed term.  Further, it is the Company’s policy that employment contracts for Executives contain provisions for termination with notice or payment in lieu thereof and for termination by the Company without notice for serious misconduct and breach of contract.  The notice period required to be given by the employee or the Company along with any termination payments to which they may be eligible is generally 3 months.  Termination payments for all Executives are expressed in months and calculated by reference to the salary that the executive would have earned over that time.

Remuneration of Key Management Personnel

		Short-term	Post-employment	Long-term	Share-based
	Year	Salary/fees	Superannuation	Long service leave	Options	Totals
Name and title of Director		$	$	$	$	$
Henry Bosch AO	2007	90,000	—	—	74,025	164,025
Non-Executive Chairman	2006	66,637	—	—	55,554	122,191

Dr. Mervyn Jacobson (note)	2007	300,000	—	—	—	300,000
Chief Executive Officer	2006	300,000	—	—	—	300,000

Fred Bart	2007	30,000	2,700	—	—	32,700
Non-Executive Director	2006	30,000	2,700	—	—	32,700

John S. Dawkins AO	2007	30,000	2,700	—	74,025	106,725
Non-Executive Director	2006	30,000	2,700	—	55,554	88,254

David Carruthers (note)	2007	—	18,795	—	—	18,795
Non-Executive Director	2006	—	—	—	—	—

Robert J. Edge (note)	2007	11,414	1,027	—	—	12,441
Non-Executive Director	2006	30,000	2,700	—	51,979	84,679

Prof. Deon J. Venter (note)	2007	17,500	399	—	—	17,899
Executive Director	2006	104,999	9,450	—	47,822	162,271

Sub-totals for Directors	2007	478,914	25,621	—	148,050	652,585
	2006	561,636	17,550	—	210,909	790,095

		Short-term	Post-employment	Long-term	Share-based
	Year	Salary/fees	Superannuation	Long service leave	Options	Totals
Name and title of Director		$	$	$	$	$
Thomas G. Howitt	2007	190,000	17,100	3,881	35,050	246,031
Chief Financial Officer and Company Secretary	2006	181,151	16,304	1,230	58,524	257,209

Geoffrey E. Newing (note)	2007	275,833	16,630	—	—	292,463
Chief Operating Officer	2006	175,690	13,292	225	60,297	249,504

Dr. Gary Cobon	2007	93,741	80,659	877	50,512	225,789
Chief Scientific Officer	2006	101,807	8,982	163	4,062	115,014

Ian N. Christensen (note)	2007	23,358	1,380	—	—	24,738
Group General Manager - Intellectual Property	2006	127,149	17,929	4,946	9,677	159,701

Sub-totals for Executives	2007	582,932	115,769	4,758	85,562	789,021
	2006	585,797	56,507	6,564	132,560	781,428

Total remuneration of	2007	1,061,846	141,390	4,758	233,612	1,441,606
Key Management Personnel	2006	1,147,433	74,057	6,564	343,469	1,571,523

The details of those Executives nominated as Key Management Personnel under the requirements of AASB 124 have been disclosed in this Report.  No other employees of the Company meet the definition of “Key Management Personnel” as described in AASB 124 Related Party Disclosures, or “senior manager” as described in the Corporations Act 2001.

Notes:            Dr. Jacobson serves as the Company’s CEO.  His remuneration is included under the heading of Directors.
Mr. Carruthers was appointed as a Director of the Company on 26 February 2007.

Mr. Edge retired as a Director of the Company on 17 November 2006.

Prof. Venter resigned as a Director of the Company on 23 August 2006.

Mr. Newing was appointed as Chief Operating Officer on 24 August 2006 and resigned on 1 July 2007.  The salaries and fees paid to Mr. Newing of $275,833 include a termination payment of $87,500.

Mr. Christensen resigned as Group General Manager - Intellectual Property on 12 August 2006.

Options granted and vested as part of remuneration during the year ended 30 June 2007

During the year, certain options which had been granted as equity compensation benefits to Directors and Executives vested, as disclosed below.  The options were issued at no charge and entitle the holder to acquire one fully paid ordinary share in the Company at the respective exercise price.  The options typically have a life of six years and vest in equal tranches over a four year period from the date on which the options were granted.

	Number of options		Grant date	Exercise	Number	Value per	Final
Name of Director	Vested	Granted		price	lapsed	option	vesting date
Henry Bosch AO	250,000	—	23 Nov. 2005	$0.56	—	$0.285	23 Nov. 2007
John S. Dawkins AO	250,000	—	23 Nov. 2005	$0.56	—	$0.285	23 Nov. 2007
Robert J. Edge	125,000	—	25 Nov. 2004	$0.48	(500,000)	—	—
Prof. Deon J. Venter	—	—	—	—	(1,000,000)	—	—
Sub-totals for Directors	625,000	—			(1,500,000)

Name of Executive
Thomas G. Howitt	187,500	—	6 Sept. 2004	$0.48	—	$0.139	6 Sept. 2008
Thomas G. Howitt	62,500	—	12 Aug. 2005	$0.53	—	$0.197	12 Aug. 2009
Geoffrey E. Newing	187,500	—	12 Aug. 2005	$0.53	—	$0.197	12 Aug. 2009
Dr. Gary Cobon	187,500	—	22 June 2006	$0.46	—	$0.146	22 June 2010
Ian N. Christensen	—	—	—	—	(300,000)	—	—
Sub-totals for Executives	625,000	—			(300,000)
Totals	1,250,000	—			(1,800,000)

Options granted and vested as part of remuneration during the year ended 30 June 2006

	Number of options		Grant date	Exercise	Number	Value per	Final
Name of Director	Vested	Granted		price	lapsed	option	vesting date
Henry Bosch AO	125,000	500,000	23 Nov. 2005	$0.56	—	$0.285	23 Nov. 2007
Dr. Mervyn Jacobson	500,000	—	30 Nov. 2001	$0.61	—	N/A	30 Nov. 2005
Fred Bart	125,000	—	30 Nov. 2001	$0.61	—	N/A	30 Nov. 2005
John S. Dawkins AO	125,000	500,000	23 Nov. 2005	$0.56	—	$0.285	23 Nov. 2007
Robert J. Edge	125,000	500,000	25 Nov. 2004	$0.48	—	$0.311	25 Nov. 2008
Prof. Deon J. Venter	250,000	—	20 May 2003	$0.48	—	$0.357	20 May 2007
Sub-totals for Directors	1,250,000	1,500,000

Name of Executive
Thomas G. Howitt	187,500	—	6 Sept. 2004	$0.48	—	$0.139	6 Sept. 2008
Thomas G. Howitt	—	250,000	12 Aug. 2005	$0.53	—	$0.197	12 Aug. 2009
Geoffrey E. Newing	—	750,000	12 Aug. 2005	$0.53	—	$0.197	12 Aug. 2009
Dr. Gary Cobon	—	750,000	22 June 2006	$0.46	—	$0.146	22 June 2010
Ian N. Christensen	75,000	—	20 May 2003	$0.44	—	$0.241	20 May 2007
Sub-totals for Executives	262,500	1,750,000
Totals	1,512,500	3,250,000

Fair values of options

During the year ended 30 June 2007, a total of 2,700,000 options that had previously been issued under the Staff Share Plan to employees who have since resigned from the Company lapsed.  Of this number, a total of 1,175,000 options were forfeited, whilst the remaining 1,525,000 options expired.  The lapsed options had no fair value on the date they lapsed as they were “out of the money”.  No options were granted or exercised during the year.  Approximately, 16.2% of the total remuneration paid to Key Management Personnel during the 2007 year was in the form of options.

The fair value of each option is estimated on the grant date using a Black-Scholes option-pricing model with the following weighted average assumptions used for grants made during the years ended 30 June 2007, 2006 and 2005.

	2007 *	2006	2005
Dividend yield	—	—	—
Expected volatility	N/A	53%	55%
Historical volatility	N/A	53%	55%
Risk-free interest rate	N/A	5.62%	5.21%
Expected life of options	N/A	5 years	5 years

*                    No options were granted during the year ended 30 June 2007.

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur.  The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.  There were no alterations to the terms and conditions of the options granted as remuneration since their grant date.  The maximum grant, which will be payable assuming that all of the unvested options eventually vest, is equal to the number of options granted multiplied by the fair value at the grant date.  The minimum grant, which will be payable assuming that none of the unvested options eventually vest, is nil.

The resulting weighted average fair values per option for those options vesting on or after 1 July 2007 are:

Name of Director/Executive	Options	Grant date	Expiry date	Weighted ave. fair value
Henry Bosch AO	125,000	23 Nov. 2005	23 Nov. 2011	$0.285
John S. Dawkins AO	125,000	23 Nov. 2005	23 Nov. 2011	$0.285
Thomas G. Howitt	375,000	6 Sept. 2004	6 Sept. 2010	$0.139
Thomas G. Howitt	187,500	12 Aug. 2005	12 Aug. 2011	$0.197
Dr. Gary Cobon	562,500	22 June 2006	1 Feb. 2012	$0.146

DIRECTORS’ MEETINGS

Meeting attendances

The number of meetings of Directors (including meetings of Committees of Directors) held during the financial year, and the number of such meetings attended by each Director, were as follows:

	Directors’ meetings		Committees of the Board
			Audit		Corporate Governance
	Eligible	Attended	Eligible	Attended	Eligible	Attended
Henry Bosch AO	12	12	10	10	3	3
Dr. Mervyn Jacobson	12	12	—	—	3	2
Fred Bart	12	12	—	—	—	—
David Carruthers	5	5	2	2	—	—
John S. Dawkins AO	12	11	10	10	3	2
Robert J. Edge	4	4	2	2	2	2
Prof. Deon J. Venter	1	1	—	—	—	—

Notes:            During the year ended 30 June 2007, a total of four Unanimous Consent Resolutions of the Directors were also passed.

Mr. Carruthers was appointed as a Director of the Company on 26 February 2007.

Prof. Venter resigned as a Director of the Company on 23 August 2006.

Mr. Edge retired as a Director of the Company on 17 November 2006.

In accordance with the charter, the auditor attended three meetings of the Audit Committee at the request of the Committee.

Committee membership

As at the date of this Report, the Company had an Audit Committee and a Corporate Governance Committee of the Board of Directors (the latter being formerly known as the Nomination and Remuneration Committee).

The individuals who served as members of these Committees during the financial year were:

	Audit Committee	Corporate Governance Committee
	Period served	Period served
Henry Bosch AO	1 July 2006 to 30 June 2007	1 July 2006 to 30 June 2007
Dr. Mervyn Jacobson	Not applicable	1 July 2006 to 30 June 2007
Fred Bart	Not applicable	Not applicable
David Carruthers	28 February 2007 to 30 June 2007	Not applicable
John S. Dawkins AO	1 July 2006 to 30 June 2007	1 July 2006 to 30 June 2007
Robert J. Edge	1 July 2006 to 17 November 2006	1 July 2006 to 17 November 2006
Prof. Deon J. Venter	Not applicable	1 July 2006 to 23 August 2006

Notes:            Mr. Edge served as the Chairman of the Audit Committee until his retirement from the Board on 17 November 2006.

Mr. Dawkins served as the Chairman of the Audit Committee from 18 November 2006 to 27 February 2007.

Mr. Carruthers served as the Chairman of the Audit Committee from 28 February 2007 to 30 June 2007.

Mr. Bosch served as the Chairman of the Corporate Governance Committee for the entire year ended 30 June 2007.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The Group ceased active mining and exploration activities in previous years.  As at the date of this Report, the Group retained a 16.36% (2006: 17.45%) direct equity interest in the North Laverton Joint Venture with Regis Resources N.L. in Western Australia.  There are significant environmental regulations under the Western Australia Mining Act 1978 and Environment Protection Act 1986.  License requirements relating to waste disposal, water and air pollution exist in relation to mining activities.  The Directors are not aware of any significant breaches of these regulations during the period covered by this Report.

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

Auditor independence

The Directors have received an independence declaration from Ernst & Young, the auditor of Genetic Technologies Limited, as reproduced on page 56 of the Financial Report.

Non-audit services

During the financial year, the auditor of Genetic Technologies Limited, Ernst & Young, provided the Company with certain non-audit services, in addition to its normal audit services.  The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.  The nature and scope of each type of non-audit service provided means that audit independence was not compromised.

During the year, the following fees were paid or payable for services provided to the auditor of Genetic Technologies Limited and its subsidiaries:

	Consolidated
	2007	2006
	$	$
Audit services
Ernst & Young in respect of:
Audit and review of the financial report	410,274	403,918
Other audit firms in respect of:
Audit and review of the financial reports of subsidiaries	9,158	8,120
Total remuneration in respect of audit services	419,432	412,038

Non-audit services
Ernst & Young in respect of:
Tax advice and compliance services	55,095	79,120
Total remuneration in respect of non-audit services	55,095	79,120

Signed in accordance with a resolution of the Directors.

HENRY BOSCH AO
Non-Executive Chairman

Melbourne, 30 August 2007

CORPORATE GOVERNANCE STATEMENT

INTRODUCTION

During the 2007 financial year, the Board of Genetic Technologies Limited made a number of amendments to the Company’s policies and practices to strengthen its corporate governance and to bring it more closely into line with the Recommendations of the ASX Corporate Governance Council.  Following the release by the Council of the second edition of the Corporate Governance Principles and Recommendations on 2 August 2007, the Company’s governance structure has been further reviewed in the light of the new guidance.

In most respects, Genetic Technologies Limited complies with the Recommendations however, in a number of areas, polices and practices are being developed further to bring them more closely into line.  As new policies are produced, or as the existing ones are amended, they will be published on the Company’s website.

As at the date of this Statement, the following twelve Corporate Governance documents had been adopted by the Board, in addition to the Company’s Constitution which was revised and approved by the shareholders of the Company in November 2005.  All of these documents are available on the Company’s website: www.gtg.com.au

•   Board Charter which defines the role of the Board and that of Management;

•   Audit Committee Charter;

•   Corporate Governance Committee Charter;

•   Board Protocol which clarifies the responsibilities of Directors and the Company’s expectations of them;

•   Code of Conduct, including a Document Retention Policy;

•   Board Performance Evaluation Policy;

•   Risk and Compliance Policy;

•   Continuous Disclosure Policy;

•   Securities Trading Policy;

•   Foreign Exchange Management Policy;

•   Shareholder Communications Policy; and

•   Whistleblower Policy.

ASX PRINCIPLES AND RECOMMENDATIONS

The following statements relate to the second edition of the Principles and Recommendations that were released by the ASX Corporate Governance Council on 2 August 2007.

Principle 1:  Lay solid foundations for management and oversight

The Board of Directors of Genetic Technologies Limited is responsible for the corporate governance of the Group.  The Board guides and monitors the business and affairs of Genetic Technologies Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.

The Board Charter and a separate statement of “Matters Reserved for the Board”, both of which been adopted by the Board, meet the definition of “good practice”.  A formal letter of appointment for new directors has been adopted.  The Board protocol is also relevant.

The process for evaluating senior executives is referred to in the Board Charter and developed further in the Corporate Governance Committee Charter.  The performance evaluation relating to the 2007 financial year was not completed until after the end of the reporting period and did not include an evaluation of the Chief Executive Officer because of the activation of a succession planning process.  Further information is provided in the Remuneration Report on pages 7 to 11 inclusive of the Financial Report.

Principle 2:  Structure the Board to add value

Since the completion of the 2006 Corporate Governance Statement, the Company has restructured its Board so that it complies with ASX Recommendations 2.1, 2.2 and 2.3.  There is now a majority of Independent Directors on the Board which is chaired by an Independent Chairman.

The skills, experience and expertise relevant to the position of director held by each Director in office as at the date of this Statement is included in the Directors’ Report which forms part of the Financial Report.  Directors of Genetic Technologies Limited are considered to be independent when they are independent of Management and free from any business or other relationship that could materially interfere with - or could reasonably be perceived to materially interfere with - the exercise of their unfettered and independent judgement.

The independence of each Director has been considered by the Board during the reporting period.  In the context of director independence, “materiality” is considered from both the perspective of the Company and individual Directors.  Directors holding more than 5% of the Company’s shares are not considered to be independent.

In accordance with the definition of independence above, and the materiality threshold set, the following Directors of Genetic Technologies Limited are considered to be independent:

Name	Position
Henry Bosch AO	Non-Executive Chairman
David Carruthers	Non-Executive Director
John S. Dawkins AO	Non-Executive Director

There are procedures in place, as agreed by the Board, to enable Directors, in furtherance of their duties, to seek independent professional advice at the Company’s expense.

The approximate terms in office of each Director in office at the date of this Statement are set out below.  Additional details regarding Board appointments are included on the Company’s website.

Name	Term in office
Henry Bosch AO	2 year, 3 months
Dr. Mervyn Jacobson	7 years, 1 month
Fred Bart	10 years, 11 months
David Carruthers	7 months
John S. Dawkins AO	2 years, 10 months

The Board Performance Evaluation Policy is included on the Company’s website.  A review, with the assistance of an external consultant, was conducted during the 2006 financial year however, due to several changes in the structure and composition of the Board, no review was conducted during the 2007 financial year.

Corporate Governance Committee

During the 2005 financial year, the Board established a Nomination and Remuneration Committee, which meets at least three times annually to ensure that the Board continues to operate within the established guidelines including selecting candidates for the position of Director.  During the 2006 financial year, the role of the Committee was expanded to include matters related to the Company’s Corporate Governance affairs and its name changed to the Corporate Governance Committee to reflect that additional role.  The members of the Committee have the right to appoint an independent consultant to attend meetings of the Committee, as appropriate.

As at the date of this Statement, the members of the Corporate Governance Committee were:

Henry Bosch AO (Chairman)
John S. Dawkins AO
Dr. Mervyn Jacobson

Details of Directors’ attendances at meetings of the Corporate Governance Committee are provided on page 12 of the Directors’ Report.

Principle 3:  Promote ethical and responsible decision making

The Company’s Code of Conduct, Whistleblower Policy and Securities Trading Policy are published on its website. The Board considers that the Company complies with this Principle.

Principle 4:  Safeguard integrity in financial reporting

The Board has established an Audit Committee which operates under a specific Charter approved by the Board.  It is the Board’s responsibility to ensure that an effective internal control framework exists within the entity.  This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators.

The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Group to the Audit Committee.  The Audit Committee also provides the Board with assurance regarding the reliability of financial information for inclusion in the financial reports.  All members of the Audit Committee are independent Non-Executive Directors.

As at the date of this Statement, the members of the Audit Committee were:

David Carruthers (Chairman)
Henry Bosch AO
John S. Dawkins AO

Details of Directors’ attendances at meetings of the Audit Committee are provided on page 12 of the Directors’ Report.

Principle 5:  Make timely and balanced disclosure

The Board has adopted and published a Continuous Disclosure Policy which was reviewed during the reporting period.  No termination arrangements are applicable to the Chief Executive Officer.

Principle 6:  Respect the rights of shareholders

The Board has adopted and published a Shareholder Communications Policy and shareholder participation at general meetings of shareholders is encouraged.

Principle 7:  Recognise and manage risk

During the 2007 financial year, the Board reviewed and developed the Company’s Risk and Compliance Policy and approved a Foreign Exchange Management Policy and a Business Continuity Policy.  A summary of the former is being prepared and will be published on the Company’s website.  The Foreign Exchange Management Policy has also been posted.

The revised Risk and Compliance Policy covers the controls necessary to manage the identified risks, some of which are in the process of development.  Some reports have also been provided to the Board on the effectiveness of the management of the risks.  As at the date of this Statement, Management is preparing a report on the effectiveness of the Company’s management of its material business risks in line with the new statement of good practice.

The Board has received assurances from the CEO and the CFO as required by section 295A of the Corporations Act.  As at the date of this Statement, a further assurance in line with the new statement of good practice is being prepared.

Principle 8:  Remunerate fairly and responsibly

It is the Company’s objective to provide maximum shareholder benefit from the retention of a high quality Board and executive team by remunerating Directors and key Executives fairly and appropriately with reference to relevant employment market conditions.  A full discussion of the Company’s remuneration philosophy and framework and the remuneration received by Directors and Executives during the 2007 financial year is included in the Remuneration Report, which is contained within the Directors’ Report.

The Board has delegated to the Corporate Governance Committee the responsibility for the detailed oversight of remuneration matters.  The Committee comprises a majority of Independent Directors and is chaired by an Independent Director.  The Charter of the Committee is published on the Company’s website.

During the 2007 financial year, the Board discontinued the practice of granting options to Non-Executive Directors.  Further work was also undertaken to improve the structure of the Company’s incentive system generally.

INCOME STATEMENTS
For the year ended 30 June 2007

		Consolidated		Genetic Technologies Limited
	Notes	2007	2006	2007	2006
		$	$	$	$

Revenue from operations	4	14,978,819	10,048,703	11,793,729	7,468,144

Other income	5	340,486	708,411	70,000	262,058
Administration expenses		(901,380)	(910,776)	(615,169)	(658,655)
Amortisation and depreciation expenses	6	(4,602,992)	(4,817,277)	(4,432,613)	(4,149,262)
Contract research expenses		(1,247,775)	(1,345,916)	(44,775)	(234,299)
Employee benefits expenses	6	(5,556,644)	(5,432,506)	(2,422,808)	(2,530,268)
Finance costs	6	(90,929)	(112,082)	(73,161)	(96,810)
Genetic testing expenses		(1,989,098)	(2,008,546)	—	—
Impairment losses and other write-downs	6	(1,306,960)	(97,500)	(4,197,808)	(6,220,303)
Legal and patent fees		(748,605)	(1,440,929)	(430,238)	(1,097,818)
Marketing and promotion expenses		(437,087)	(502,353)	(255,054)	(286,041)
Net foreign exchange losses		(317,317)	—	(312,978)	—
Rent and outgoings		(535,045)	(511,050)	—	(19,786)
Royalties, license fees and commissions paid		(580,122)	(177,283)	(553,967)	(152,371)
Withholding tax		(264,391)	(90,500)	(264,391)	(90,500)
Other expenses	6	(1,086,662)	(1,218,519)	(773,313)	(1,005,544)

Loss before income tax		(4,345,702)	(7,908,123)	(2,512,546)	(8,811,455)

Income tax (expense) / benefit	7	—	—	(1,521,550)	120,303

Loss for the year		(4,345,702)	(7,908,123)	(4,034,096)	(8,691,152)

Loss is attributable to:
Equity holders of Genetic Technologies Limited		(4,328,543)	(7,918,773)	(4,034,096)	(8,691,152)
Minority interest	25	(17,159)	10,650	—	—
		(4,345,702)	(7,908,123)	(4,034,096)	(8,691,152)

Earnings per share (cents per share)
Basic loss for the year attributable to the ordinary equity holders of Genetic Technologies Limited	8	(1.2)	(2.2)

Diluted loss for the year attributable to the ordinary equity holders of Genetic Technologies Limited	8	(1.2)	(2.2)

BALANCE SHEETS
As at 30 June 2007

		Consolidated		Genetic Technologies Limited
	Notes	2007	2006	2007	2006
		$	$	$	$
ASSETS

Current assets
Cash and cash equivalents	9	13,333,750	11,435,247	12,421,287	10,503,559
Trade and other receivables	10	646,946	1,401,468	292,292	997,858
Prepayments		543,252	587,988	89,241	158,809
Performance bond		76,898	85,963	76,898	85,963

Total current assets		14,600,846	13,510,666	12,879,718	11,746,189

Non-current assets
Deposits / cash	9	450,000	450,000	450,000	450,000
Receivables	11	—	—	9,177,574	7,984,505
Prepayments		8,698	42,603	8,698	42,603
Available-for-sale investments	12	233,330	673,595	233,330	673,595
Property, plant and equipment	13	1,944,379	2,265,787	1,492,225	1,571,236
Intangible assets and goodwill	14	12,211,774	16,774,256	3,345,833	8,039,833
Other assets	15	—	—	451,246	451,245

Total non-current assets		14,848,181	20,206,241	15,158,906	19,213,017

Total assets		29,449,027	33,716,907	28,038,624	30,959,206

LIABILITIES

Current liabilities
Trade and other payables	16	1,563,652	1,410,378	2,191,695	861,216
Interest-bearing liabilities	17	476,989	490,379	476,989	490,379
Deferred revenue	18	321,317	33,679	216,438	33,679
Withholding tax payable		324,837	600,466	324,837	600,466
Provisions	19	561,968	411,310	268,548	155,162

Total current liabilities		3,248,763	2,946,212	3,478,507	2,140,902

Non-current liabilities
Interest-bearing liabilities	20	46,978	491,729	46,978	491,729
Provisions	19	50,477	36,827	5,467	6,679

Total non-current liabilities		97,455	528,556	52,445	498,408

Total liabilities		3,346,218	3,474,768	3,530,952	2,639,310

Net assets		26,102,809	30,242,139	24,507,672	28,319,896

EQUITY

Contributed equity	21	70,243,996	70,243,996	70,243,996	70,243,996
Reserves	23	1,456,895	1,237,524	1,417,504	1,195,632
Accumulated losses	24	(45,743,100)	(41,414,557)	(47,153,828)	(43,119,732)

Parent entity interest		25,957,791	30,066,963	24,507,672	28,319,896

Minority interests	25	145,018	175,176	—	—

Total equity		26,102,809	30,242,139	24,507,672	28,319,896

CASH FLOW STATEMENTS
For the year ended 30 June 2007

		Consolidated		Genetic Technologies Limited
	Notes	2007	2006	2007	2006
		$	$	$	$
Cash flows (used in)/provided by operating activities

Receipts from customers		14,541,621	7,537,611	11,061,195	4,947,241
Payments to suppliers and employees		(12,723,248)	(15,067,011)	(3,409,189)	(7,384,044)
Interest received		489,824	926,777	457,039	896,439
Other income		379,978	757,383	70,501	267,883
Finance costs		(90,929)	(112,082)	(73,161)	(96,810)

Net cash flows (used in)/provided by operating activities	9	2,597,246	(5,957,322)	8,106,385	(1,369,291)

Cash flows (used in)/provided by investing activities

Proceeds from the sale of plant and equipment		—	4,469	—	4,469
Proceeds from the sale of shares		32,709	—	332,709	—
Purchases of plant and equipment		(158,699)	(159,716)	(22,239)	(40,617)
Advances to unrelated parties		(80,000)	—	(80,000)	—

Net cash flows (used in)/provided by investing activities		94,010	(155,247)	230,470	(36,148)

Cash flows used in financing activities

Repayment of hire purchase principal		(502,505)	(450,892)	(502,505)	(450,892)
Advances to subsidiaries		—	—	(5,681,480)	(4,512,339)

Net cash flows used in financing activities		(502,505)	(450,892)	(6,183,985)	(4,963,231)

Net increase/(decrease) in cash and cash equivalents		2,188,751	(6,563,461)	2,152,870	(6,368,670)

Cash and cash equivalents at beginning of year		11,885,247	18,414,017	10,953,559	17,322,229

Net foreign exchange difference		(290,248)	34,691	(235,142)	—

Cash and cash equivalents at end of year	9	13,783,750	11,885,247	12,871,287	10,953,559

STATEMENTS OF CHANGES IN EQUITY
For the year ended 30 June 2007

	Attributable to Members of Genetic Technologies Limited
Consolidated	Contributed equity	Reserves	Accumulated losses	Parent interests	Minority interests	Total equity
	$	$	$	$	$	$
At 30 June 2005	70,235,396	779,101	(33,495,784)	37,518,713	164,526	37,683,239
Currency translation differences	—	26,548	—	26,548	—	26,548
Loss for the year	—	—	(7,918,773)	(7,918,773)	10,650	(7,908,123)
Total recognised income and expense for the year	—	26,548	(7,918,773)	(7,892,225)	10,650	(7,881,575)
Issue of ordinary shares	8,600	—	—	8,600	—	8,600
Share-based payments	—	431,875	—	431,875	—	431,875

At 30 June 2006	70,243,996	1,237,524	(41,414,557)	30,066,963	175,176	30,242,139
Currency translation differences	—	(38,535)	—	(38,535)	(12,999)	(51,534)
Loss for the year	—	—	(4,328,543)	(4,328,543)	(17,159)	(4,345,702)
Total recognised income and expense for the year	—	(38,535)	(4,328,543)	(4,367,078)	(30,158)	(4,397,236)
Share-based payments	—	257,906	—	257,906	—	257,906

At 30 June 2007	70,243,996	1,456,895	(45,743,100)	25,957,791	145,018	26,102,809

	Attributable to Members of Genetic Technologies Limited
Genetic Technologies Limited	Contributed equity	Reserves	Accumulated losses	Parent interests	Minority interests	Total equity
	$	$	$	$	$	$
At 30 June 2005	70,235,396	782,420	(34,428,580)	36,589,236	—	36,589,236
Loss for the year	—	—	(8,691,152)	(8,691,152)	—	(8,691,152)
Total recognised income and expense for the year	—	—	(8,691,152)	(8,691,152)	—	(8,691,152)
Issue of ordinary shares	8,600	—	—	8,600	—	8,600
Share-based payments	—	413,212	—	413,212	—	413,212

At 30 June 2006	70,243,996	1,195,632	(43,119,732)	28,319,896	—	28,319,896
Loss for the year	—	—	(4,034,096)	(4,034,096)	—	(4,034,096)
Total recognised income and expense for the year	—	—	(4,034,096)	(4,034,096)	—	(4,034,096)
Share-based payments	—	221,872	—	221,872	—	221,872

At 30 June 2007	70,243,996	1,417,504	(47,153,828)	24,507,672	—	24,507,672

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2007

1.                  CORPORATE INFORMATION

The Financial Report of Genetic Technologies Limited (the “Company”) for the year ended 30 June 2007 was authorised for issue in accordance with a resolution of the Directors dated 29 August 2007.  Genetic Technologies Limited is incorporated in Australia and is a company limited by shares.  The Company’s ordinary shares are publicly traded on the Australian Securities Exchange under the symbol GTG and, via Level II American Depositary Receipts, on the NASDAQ Global Market under the ticker GENE.  The Company’s activities and operations during the year ended 30 June 2007 are disclosed elsewhere in this Financial Report.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)              Basis of preparation

This general purpose Financial Report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

Compliance with IFRS

Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS).  Compliance with AIFRS ensures that the consolidated financial statements and notes of Genetic Technologies Limited comply with International Financial Reporting Standards (IFRS).  The parent entity financial statements and notes do not comply with IFRS because it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 Financial Instruments: Disclosure and Presentation.

Early adoption of standard

The Group has elected to apply the following pronouncement to the annual reporting period beginning 1 July 2006:

•             Revised AASB 101 Presentation of Financial Statements (issued October 2006)

This includes applying the pronouncement to the comparatives in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors.  No adjustments to any financial statements were required for this pronouncement.

•             AASB 8 Operating Segments (issued February 2007)

This includes applying the pronouncement to the comparatives in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors.  Resulting from the adoption of AASB 8 Operating Segments, the Group has revised its assessment of operating segments to better reflect the basis of internal reports that are regularly reviewed by the Group’s chief operating decision maker in order to allocate resources to the segment and assess its performance.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the measurement of certain available-for-sale investments at fair value, where reliably measured.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates.  It also requires Management to exercise its judgement in the process of applying the Group’s accounting policies.  The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

(b)              New accounting standards and interpretation

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2007 reporting periods.  The assessment of the impact of these standards and interpretations which are considered to be of relevance to the Group and the parent entity is set out below.

•             AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards  [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]

AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007.  The Group has not adopted the standards early.  Application of the standards will not affect any of the amounts recognised in the financial statements, but will have an impact on the type of information disclosed in relation to the financial instruments of the Group and the parent entity.

(b)              New accounting standards and interpretation (cont.)

•             AASB-I 10 Interim Financial Reporting and Impairment

AASB-I 10 is applicable to reporting periods commencing on or after 1 November 2006.  The Group has not recognised an impairment loss in relation to goodwill, investments in equity instruments or financial assets carried at cost in an interim reporting period.  Application of the interpretation will therefore have no impact on the Financial Report of the Group and the parent entity.

•             AASB 2007-4 Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments

[AASB 1, 2, 3, 4, 5, 6, 7, 102, 107, 108, 110, 112, 114, 116, 117, 118, 119, 120, 121, 127, 128, 129, 130, 131, 132, 133, 134, 136, 137, 138, 139, 141, 1023 & 1038]

AASB 2007-4 is applicable for reporting periods commencing on or after 1 July 2007.  These amendments arise as a result of the AASB decision that, in principle, all options that currently exist under IFRSs should be included in the Australian equivalents to IFRSs and additional Australian disclosures should be eliminated, other than those now considered particularly relevant in the Australian reporting environment.  Application of the standards will not have any material effect on the amounts recognised in the financial statements but these amendments are expected to reduce the extent of some disclosures in the Company’s Financial Report.

•             AASB Interpretation 11 and AASB 2 — Group and Treasury Share Transactions

AASB Interpretation 11 is applicable for reporting periods commencing on or after 1 March 2007.  The Interpretation addresses whether certain types of share-based payment transactions with employees (or other suppliers of good and services) should be accounted for as equity-settled or as cash-settled transactions under AASB 2 Share-based Payments.  It also specifies the accounting in a subsidiary’s financial statements for share-based payment arrangements involving equity instruments of the parent.  This is consistent with the Group’s existing accounting policies for share-based payments.  Application of the interpretation will therefore have no impact on the Financial Report of the Group and the parent entity.

These are the only changes which are expected to be of relevance to the Group.

(c)              Basis of consolidation

The consolidated financial statements comprise the financial statements of Genetic Technologies Limited and its subsidiaries (collectively the “Group”).  The financial statements of subsidiaries are prepared for the same reporting period as the parent, using consistent accounting policies.  Adjustments are made to bring into line any dissimilar accounting policies that may exist.  All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.  Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.  Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which Genetic Technologies Limited has control.  Minority interests represent the interests not held by the Group in Gtech International Resources Limited, ImmunAid Pty. Ltd. and AgGenomics Pty. Ltd.

(d)              Foreign currency translation

Both the functional and presentation currency of Genetic Technologies Limited and its Australian subsidiaries is the Australian dollar (AUD).  Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction.  Monetary assets and liabilities which are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.  All differences are taken to the income statement.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate ruling at the date of the initial transaction.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates ruling at the date when the fair value was determined.

The functional currencies of the Company’s three overseas subsidiaries are as follows:

Gtech International Resources Limited — Canadian dollars (CAD)
GeneType AG — Swiss francs (CHF)
GeneType Corporation — United States dollars (USD)

As at the reporting date, the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rates for the period.  The exchange differences arising on the retranslation are taken directly to a separate component of equity.  On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

(e)              Fair value estimation

The fair value of financial instruments that are not traded in an active market (for example, non-listed equity securities classified as available-for-sale assets) is determined using valuation techniques, including the last price at which shares were issued to third parties, where amounts are reliably measured.  The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date.  Techniques, such as recent quoted market prices and estimated discounted cash flows, are used to determine fair value for these remaining financial instruments.  Available-for-sale investments are measured at cost, where fair value cannot be reliably determined.

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to their short-term nature.  The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(f)                Segment reporting

An operating segment is a component of the Group:

•             that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Group);

•             whose operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

•             for which discrete financial information is available.

(g)             Earnings per share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.  Diluted EPS is calculated as net profit attributable to members, adjusted for: costs of servicing equity (other than dividends); the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares; divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(h)             Revenue recognition

Revenues are recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured.  Revenues are recognised at the fair value of the consideration received net of the amounts of goods and services tax (GST).  The following specific recognition criteria must also be met before revenue is recognised:

License fees received

License fee income is recorded on the execution of a binding agreement where the Company has no future obligations, income is fixed and determinable, and collection is reasonably assured.  The Company grants no refunds to its customers.  Refer also to Note 2(x).

Rendering of services

Revenues from the rendering of services are recognised when the provision of these services is completed and the fee for the services provided is recoverable.  Service arrangements are of short duration (in most cases less than three months).

Royalties and annuities received

The Company licenses the use of its patented genetic technologies.  Royalties and annuities arising from these licenses are recognised when earned in accordance with the substance of the agreement, in cases where no future performance is required by the Company, and collection is reasonably assured.

Interest received

Revenue is recognised as the interest accrues using the effective interest method.  Interest charged on loans to related parties is charged on commercial and arm’s-length terms and conditions.

Research and development grants received

The Company receives non-refundable grants that assist the Company to fund specific research and development projects.  These grants generally provide for the reimbursement of approved costs incurred as defined in the various agreements.  Government grants are recorded as other income when they become receivable, i.e. when key milestones set within each agreement are achieved and accepted by all parties to the grant, no performance obligation remains and collectibility is reasonably assured.

(i)                Share-based payment transactions

The Group provides benefits to employees (and previously to Directors) of the Group in the form of share-based payment transactions, whereby employees render services and receive rights over shares (“equity-settled transactions”).  There is currently a Staff Share Plan in place to provide these benefits to senior executives, consultants and employees.  The cost of these equity-settled transactions is measured by reference to the fair value at the date they are granted.  The fair value is determined by an external valuer using a Black-Scholes option pricing model.

In valuing equity-settled transactions, no account is taken of any performance conditions.  The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the relevant vesting conditions are fulfilled, ending on the date that the relevant employees become fully entitled to the award (“vesting date”).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest.  This opinion is formed based on the best information available at balance date.

No expense is recognised for any awards that do not ultimately vest.  Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified.  In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.  Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately.  However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.  Where appropriate, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

(j)                Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.  Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.  Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.  Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.  Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Tax consolidation legislation

Genetic Technologies Limited and its wholly-owned Australian subsidiaries have implemented tax consolidation legislation.  The head entity, Genetic Technologies Limited, and the subsidiaries in the tax consolidated group account for their own current and deferred tax amounts.  These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Genetic Technologies Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from subsidiaries in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group.  Details about the tax funding agreement are disclosed in Note 7.  Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax subsidiaries.

(k)            Withholding tax

The Group generates revenues from the granting of licenses to parties resident in overseas countries.  Such revenues may be subject to the deduction of local withholding tax.  In certain cases, these revenues are paid to the Group without appropriate withholding tax having been deduced.  Accordingly, the Group recognises a provision in respect of the Directors’ best estimate of the amounts payable.

(l)                Other taxes

Revenues, expenses and assets are recognised net of the amount of Goods and Services Tax (GST) except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of GST included.  The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.  Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(m)          Finance costs

Finance costs are recognised as an expense when incurred.

(n)             Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.  For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above.  Cash at bank earns interest at floating rates based on daily bank deposit rates.  Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

(o)              Trade and other receivables

Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.  An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired.  The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors.  No impairment charge has been recognised as an expense for the current year.  Details regarding the effective interest rate and credit risk of current receivables are disclosed in Notes 35 and 36.

(p)              Restricted security deposits

Restricted security deposits include non-current cash deposits held as security for the Company’s performance of certain contractual obligations.

(q)              Investments and other financial assets

All investments are initially recognised at cost, being the fair value of the consideration given plus directly attributable transaction costs.  After initial recognition, investments in subsidiaries are carried at cost, less any impairment disclosed in the separate financial statements of Genetic Technologies Limited.  Other investments, which are classified as available-for-sale, are measured at fair value if this can reliably be determined or at cost where fair value cannot be reliably determined.  Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Available-for-sale investments

Available-for-sale investments consist of investments in ordinary shares which have no fixed maturity date or coupon rate.  The fair value of the unlisted available-for-sale investments has been estimated using valuation techniques based on assumptions that are not supported by observable market prices or rates.  Management believes the estimated fair values (where reliably measured) resulting from the valuation techniques and recorded in the balance sheet are reasonable and the most appropriate at the balance sheet date.  Any related changes in fair values are directly recorded in equity.  Available-for-sale investments are measured at cost, where fair value cannot be reliably determined.

(r)              Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.  Depreciation is calculated on either a straight-line or diminishing value basis over the estimated useful life of the respective asset as follows:

Laboratory equipment — 3 to 5 years
Computer equipment — 2 to 5 years
Office equipment — 2.5 years
Equipment under hire purchase — 3 years
Leasehold improvements — lease term, being between 4 and 10 years

Costs relating to day-to-day servicing of any item of property, plant and equipment, which may include the cost of small parts, are recognised in profit or loss as incurred.  The cost of replacing larger parts of some items of property, plant and equipment are capitalised when incurred and depreciated over the period until their next scheduled replacement.

(s)              Intangible assets

Patents

Patents are carried at cost and amortised on a straight-line basis over their useful lives, being from 5 to 10 years.  External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred.

Research and development costs

Costs relating to research activities are expensed as incurred.

An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.  To date, all development costs have been expensed as incurred as the recoverability can not be regarded as assured.

(t)                Goodwill

Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.  Following its initial recognition, goodwill is measured at cost less any accumulated impairment losses.  Goodwill is not amortised.

Goodwill is reviewed for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.  Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.  Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.  Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.  Each unit or group of units to which the goodwill is so allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and is not larger than an operating segment in accordance with AASB 8 Operating Segments.

(u)             Impairment of assets (other than goodwill)

The Group assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, the Group makes an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value-in-use cannot be estimated to be close to its fair value.  In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs.  When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

(u)             Impairment of assets (other than goodwill) (cont.)

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Impairment losses relating to operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount (in which case the impairment loss is treated as a revaluation decrease).

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased.  If such indication exists, the recoverable amount is estimated.  A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised.  If that is the case, the carrying amount of the asset is increased to its recoverable amount.  That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.  Such reversal is recognised in profit or loss unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase.  After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(v)               Trade and other payables

Trade payables and other payables are carried at amortised cost and represent future liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.  Trade payables and other payables generally have terms of between 30 and 60 days.

(w)            Leases and hire purchase agreements

Finance leases and hire purchase agreements, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Lease and hire purchase payments are apportioned between finance charges and a reduction of the associated liability so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are recognised as an expense in profit or loss.  Capitalised leased assets and assets under hire purchase are depreciated over the shorter of the estimated useful life of the asset or the term of the agreement.  Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases.  Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

(x)              Deferred revenue

License revenues and annuities

License revenues received in respect of future accounting periods are deferred until the Company has fulfilled its obligations under the terms of the agreement.  Where deferred revenue relates to a license agreement with a specific term but the Company has no future performance obligations, the revenue is recognised on a straight-line accruals basis over the term in accordance with the substance of the agreements.  Where revenue has been deferred because the Company has future performance obligations, revenue is recognised as the Company’s performance obligations are satisfied.  Any costs incurred relating to this future revenue are also deferred.

Where a licence agreement provides for the payment of regular annuities to the Company and the licencee has the right to terminate the agreement prior to the payment of those annuities with no penalty, the Company does not recognise revenue until such time as the associated cash payments are received, as it is not considered probable that the benefits of the transaction will flow to the Company until cash collection is made.  Where such annuities are paid in advance, the revenue is allocated on a pro-rata basis with the balance being reflected in the balance sheet as a deferred revenue liability.

Genetic testing revenues

The Company operates testing laboratories which provide genetic testing services.  The Company recognises revenue from the provision of testing services when the testing services have been completed.  Fees received in advance of the testing process are deferred until such time as the Company completes its performance obligations.

Grant revenues

Government grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.  When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.  When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

(y)              Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

(z)              Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date.  These benefits include wages and salaries, annual leave and long service leave.  Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.  All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date using the projected unit credit method.

In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.  Employee benefits expenses and revenues arising in respect of wages and salaries, non-monetary benefits, annual leave, long service leave and other leave benefits; and other types of employee benefits are recognised against profits on a net basis in their respective categories.

(aa)        Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company.  Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a deduction, net of tax, of the share proceeds received.  The Company has a share-based payment option scheme under which options to subscribe for the Company’s shares have been granted to certain executives and other employees (refer Note 22).

(ab)        Interest in joint venture operation

The Group’s interest in its joint venture operation is accounted for by recognising the Group’s assets and liabilities from the joint venture, as well as expenses incurred by the Group and the Group’s share of income earned from the joint venture, in the consolidated financial statements.

(ac)        Reclassifications

Certain reclassifications have been made in the financial statements to ensure that prior year comparatives conform to current year presentations.

3.                  CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

(a)              Critical accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events.  The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of certain assets and liabilities within the next annual reporting period are set out below.

Share-based payments transactions

The Group measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date on which they are granted.  The fair value is determined by an external valuer using a Black-Scholes options pricing model, using the assumptions detailed in Note 32.

Available-for-sale investments

The Group holds certain available-for-sale investments (refer Note 12).  The carrying value of these investments is based on the most-recent price at which similar securities were issued by the investee.

Impairment of intangible assets and goodwill

The Group determines whether intangible assets with indefinite useful lives, including goodwill, are impaired on at least a bi-annual basis, in accordance with the accounting policy stated in Notes 2(t) and 2(u).  This process requires an estimation to be made of the recoverable amount of the cash-generating units to which the respective assets are allocated.  These calculations require the use of assumptions which are detailed in Note 14.

Income and withholding taxes

The Group is subject to income and withholding taxes in both Australia and jurisdictions where it has foreign operations.  Significant judgement is required in determining the worldwide provision for income and withholding taxes.  There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current, deferred and withholding tax provisions in the period in which such determination is made (refer Notes 2(j), 2(k) and 2(l)).

In addition, the Group has recognised deferred tax assets relating to carried forward tax losses to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilised.  However, utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped.

Rehabilitation costs

As disclosed in Note 27, the Group holds an interest in a mining project.  As at 30 June 2007, the Group had recorded a provision for $78,498 in respect of its share of the estimated rehabilitation costs associated with the project (refer Note 19).  The amount of the provision was based on estimated calculations provided to the Group by the project manager.  The likelihood of any rehabilitation costs becoming payable by the Group and the associated timing thereof are unknown.

(b)              Critical judgements in applying the entity’s accounting policies

Impairment of available-for-sale financial investments

The Group and the parent entity have made a significant judgement about the impairment of available-for-sale investments.  The Group follows the guidance of AASB 139 Financial Instruments: Recognition and Measurement on determining when an available-for-sale investment is impaired.  This determination requires significant judgement.  In making this judgement, the Group evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its cost and the financial health of and near term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flows.  As at 30 June 2007, the fair value of the available-for-sale investments is assessed to be no less than their cost.

	Consolidated		Genetic Technologies Limited
	2007	2006	2007	2006
	$	$	$	$

4. REVENUE

Revenue from operations

License fees received	8,678,084	5,124,347	8,678,084	5,124,347
Rendering of services	3,119,131	2,550,221	—	—
Royalties and annuities received	2,658,995	1,560,901	2,658,995	1,560,901
Total revenue from operations	14,456,210	9,235,469	11,337,079	6,685,248

Other revenue

Interest received	488,980	805,088	456,195	774,750
Rental recovery	31,945	—	—	—
Miscellaneous revenue	1,684	8,146	455	8,146
Total other revenue	522,609	813,234	456,650	782,896
Total revenue	14,978,819	10,048,703	11,793,729	7,468,144

	Consolidated		Genetic Technologies Limited
	2007	2006	2007	2006
	$	$	$	$

5. OTHER INCOME

Grants received and related income	315,486	570,667	70,000	139,197
Net gain on disposal of business	25,000	—	—	—
Net foreign exchange gains	—	123,616	—	108,733
Net gain on disposal of plant and equipment	—	2,321	—	2,321
Miscellaneous income	—	11,807	—	11,807
Total other income	340,486	708,411	70,000	262,058

6. EXPENSES

Amortisation and depreciation expenses

Patents	3,412,482	3,596,320	3,544,000	3,552,600
Equipment under hire purchase	537,335	510,828	537,335	510,828
Laboratory equipment	479,079	564,347	309,772	53,320
Computer equipment	144,778	121,099	37,167	31,380
Leasehold improvements	14,742	11,848	—	—
Office equipment	14,576	12,835	4,339	1,134
Total amortisation and depreciation expenses	4,602,992	4,817,277	4,432,613	4,149,262

Employee benefits expenses

Wages and salaries	3,573,292	3,326,462	1,125,743	985,508
Consulting fees	792,759	854,724	524,930	703,215
Superannuation	312,730	343,785	101,405	104,414
Share-based payments expense	257,906	431,875	221,872	413,212
Directors’ fees	188,674	197,369	183,657	186,636
Payroll tax	174,401	168,963	69,266	65,147
Staff recruitment, training and amenities	151,636	86,114	104,474	61,649
Termination benefits	87,500	—	87,500	—
Workers’ compensation costs	17,746	23,214	3,961	10,487
Total employee benefits expenses	5,556,644	5,432,506	2,422,808	2,530,268

Finance costs

Interest paid	66,389	84,704	66,378	84,704
Bank charges	24,540	27,378	6,783	12,106
Total finance costs	90,929	112,082	73,161	96,810

Impairment losses and other write-downs

Impairment loss on patents	1,150,000	—	1,150,000	—
Write-down of loans to other parties (Note 11)	80,000	—	80,000	—
Write-down of plant and equipment	76,960	—	—	—
Write-down of loans to subsidiaries	—	—	1,378,450	6,100,000
Write-off of loans to former subsidiaries	—	—	1,042,413	—
Impairment loss on investment in subsidiaries	—	—	546,945	120,303
Write-off of goodwill	—	97,500	—	—
Total impairment losses and other write-downs	1,306,960	97,500	4,197,808	6,220,303

Other expenses

Loss on sale of available-for-sale investments
Proceeds from sale	(332,709)	—	(332,709)	—
Less: carrying value at date of sale	366,016	—	366,016	—
Loss on sale	33,307	—	33,307	—

	Consolidated		Genetic Technologies Limited
	2007	2006	2007	2006
	$	$	$	$

7. INCOME TAX

Income tax expense

Current tax	—	—	1,521,550	(120,303)
Deferred tax	—	—	—	—
Aggregate income tax expense / (benefit)	—	—	1,521,550	(120,303)

Reconciliation of income tax expense to prima facie tax payable

Loss before income tax expense	(4,345,702)	(7,908,123)	(2,512,546)	(8,811,455)
Tax at the Australian tax rate of 30% (2006: 30%)	(1,303,711)	(2,372,437)	(753,764)	(2,643,437)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income
Impairment loss on investments in subsidiaries and write-down of intercompany balances	—	—	890,342	1,830,000
Share-based payments expense	77,372	129,563	66,562	123,964
Research and development expenses	(206,646)	(150,000)	—	—
Withholding tax expense	79,317	—	79,317	—
Other non-deductible items	26,690	32,972	14,226	(41,935)
	(1,326,978)	(2,359,902)	296,683	(731,408)
Tax effect of adjustments relating to temporary differences
Amortisation and depreciation expenses	1,622,603	1,042,061	1,661,788	1,196,839
Net movements in provisions	(202,337)	48,874	(217,978)	16,297
Impairment of investments in subsidiaries	—	—	—	36,091
Settlement proceeds from Applera Corporation	(342,627)	2,253,417	(342,627)	2,253,417
Other	225,153	—	99,498	—
Tax losses now utilised	—	(984,450)	—	(830,122)
Tax losses not recognised	24,186	—	24,186	(2,061,417)
Income tax expense / (benefit)	—	—	1,521,550	(120,303)

Deferred tax assets

Tax losses	—	44,142	—	—
Withholding tax	324,837	600,466	324,837	600,466
Deferred revenue	96,395	—	64,931	—
Applera settlement	1,910,790	2,253,417	1,910,790	2,253,417
Intangible assets	—	—	617,698	—
Doubtful debts	24,000	—	24,000	—
Provisions	183,733	134,441	82,204	48,553
Fixed assets	537,335	—	537,335	—
Other	34,567	—	34,567	—
Total deferred tax assets	3,111,657	3,032,466	3,596,362	2,902,436
Set-off of deferred tax liabilities pursuant to set-off provisions (refer below)	(1,947,198)	(3,032,466)	—	(506,755)
Deferred tax assets not brought to account	(1,164,459)	—	(3,596,362)	(2,395,681)
Net deferred tax assets	—	—	—	—

	Consolidated		Genetic Technologies Limited
	2007	2006	2007	2006
	$	$	$	$
Deferred tax liabilities

Intangible assets	1,947,198	3,032,466	—	506,755

Tax losses

Unused tax losses for which no deferred tax asset has been recognised	19,245,772	19,221,586	17,542,857	17,496,000
Deferred tax asset @ 30%	5,773,732	5,766,476	5,262,857	5,248,800

Subject to the Group continuing to meet relevant statutory tests, the tax losses are available for offset against future taxable income.

Tax consolidation legislation

Genetic Technologies Limited and its wholly-owned Australian subsidiaries implemented the tax consolidation legislation as from 1 July 2003.  The accounting policy in relation to this legislation is set out in Note 2(j).

The entities in the tax consolidated group have entered into a Tax Sharing Agreement which, in the opinion of the Directors, limits the joint and several liabilities of the wholly-owned entities in the case of a default by the head entity, Genetic Technologies Limited.

The entities have also entered into a Tax Funding Agreement under which the wholly-owned entities fully compensate Genetic Technologies Limited for any current tax payable assumed and are compensated by Genetic Technologies Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Genetic Technologies Limited under the tax consolidation legislation.  The funding amounts are determined by reference to the amounts recognised in the subsidiaries’ financial statements.

The amounts receivable or payable under the Tax Funding Agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year.  During the year, Genetic Technologies Limited has assumed $1,521,550 of losses from members of the tax consolidated group.  Payment for these amounts has been settled through the intercompany account in accordance with the Tax Funding Agreement.

As at 30 June 2007, there are no unrecognised temporary differences associated with the Group’s investments in subsidiaries or joint venture, as the Group has no liability for additional taxation should unremitted earnings be remitted (2006: $Nil).

8.                  LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

	2007	2006
	$	$
Loss for the year	(4,345,702)	(7,908,123)
Loss/(profit) attributable to minority interests	17,159	(10,650)
Loss used in calculating loss per share	(4,328,543)	(7,918,773)
Weighted average number of ordinary shares used in calculating loss per share	362,389,899	362,386,940

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

None of the 12,577,500 options over ordinary shares are considered to be dilutive for the purposes of calculating diluted loss per share and have therefore been excluded from the weighted average number of shares.

	Consolidated		Genetic Technologies Limited
	2007	2006	2007	2006
	$	$	$	$

9. CASH AND CASH EQUIVALENTS

Reconciliation of cash and cash equivalents

Cash at bank and on hand	11,303,764	9,147,060	10,391,337	8,215,588
Short-term deposits	2,029,986	2,288,187	2,029,950	2,287,971
Non-current deposits / cash (refer note)	450,000	450,000	450,000	450,000
Total cash and cash equivalents	13,783,750	11,885,247	12,871,287	10,953,559

Note:                   As at 30 June 2007, an amount of $450,000 (2006: $450,000) was held on deposit as security for a bank guarantee.

Reconciliation of operating loss

Reconciliation of operating loss after income tax to net cash flows used in or provided by operating activities is as follows:

Operating loss after income tax	(4,345,702)	(7,908,123)	(4,034,096)	(8,691,152)

Adjust for non-cash items
Amortisation and depreciation expenses	4,602,992	4,817,277	4,432,613	4,149,262
Share-based payments expense	257,906	431,875	221,872	413,212
Impairment losses and other write-downs	1,306,960	97,500	4,197,808	6,220,303
Losses assumed from tax consolidated group	—	—	1,521,550	(120,303)
Net draw-downs under Applera settlement	(747,533)	(641,664)	(747,533)	(641,664)
Net foreign exchange (gains)/losses	317,497	(17,242)	312,977	(17,242)
Loss on sale of shares	33,307	—	33,307	—
Profit on sale of plant and equipment	—	(2,321)	—	(2,321)

Adjust for changes in assets and liabilities
(Increase)/decrease in trade and other receivables	753,678	(827,298)	704,722	(969,513)
(Increase)/decrease in accrued interest	844	121,689	844	121,689
(Increase)/decrease in prepayments	78,641	(50,820)	103,473	(40,464)
(Increase)/decrease in other financial assets	9,065	1,551	9,065	1,551
Increase/(decrease) in trade and other payables	(22,514)	(1,476,308)	1,167,325	(1,544,688)

Increase/(decrease) in accrued expenses	175,788	(118,007)	163,154	(108,735)
Increase/(decrease) in deferred revenue	287,638	(447,799)	182,759	(130,406)
Increase/(decrease) in withholding tax payable	(275,629)	(45,355)	(275,629)	(45,355)
Increase/(decrease) in provisions	164,308	107,723	112,174	36,535
Net cash flows (used in)/provided by operating activities	2,597,246	(5,957,322)	8,106,385	(1,369,291)

Financing facilities available

As at reporting date, the following financing facilities had been negotiated and were available:

Total facilities
Hire purchase facility	2,500,000	2,500,000	2,500,000	2,500,000
Credit cards	110,000	110,000	110,000	110,000

Facilities used as at reporting date
Hire purchase facility (Note 27)	(523,967)	(982,108)	(523,967)	(982,108)
Credit cards	(19,797)	(27,885)	(19,797)	(27,885)

Facilities unused as at reporting date
Hire purchase facility	1,976,033	1,517,892	1,976,033	1,517,892
Credit cards	90,203	82,115	90,203	82,115

Non-cash activities

During the financial year, the Group acquired plant and equipment with an aggregate fair value of $40,330 (2006: $81,444) by means of a hire purchase agreement (refer Note 27).

	Consolidated		Genetic Technologies Limited
	2007	2006	2007	2006
	$	$	$	$

10. TRADE AND OTHER RECEIVABLES (CURRENT)

Trade receivables	646,498	1,400,176	291,844	996,566
Accrued interest	448	1,292	448	1,292
Total current trade and other receivables	646,946	1,401,468	292,292	997,858

Note:                   Debtors for both Genetic Technologies Limited and the Group include amounts due in US dollars of USD 66,348 (2006: USD 25,753), European Euros of EUR 100,000 (2006: EUR 500,000), and New Zealand dollars of NZD Nil (2006: NZD 2,301).

11. RECEIVABLES (NON-CURRENT)

Loans to other parties

Loans to unrelated parties	80,000	—	80,000	—
Less: provision for impairment	(80,000)	—	(80,000)	—
Net loans to unrelated parties	—	—	—	—

Loans to subsidiaries

Loans to wholly-owned subsidiaries	—	—	21,656,024	19,084,505
Less: provision for impairment	—	—	(12,478,450)	(11,100,000)
Net loans to wholly-owned subsidiaries	—	—	9,177,574	7,984,505
Total net non-current receivables (Note 37)	—	—	9,177,574	7,984,505

12. AVAILABLE-FOR-SALE INVESTMENTS (NON-CURRENT)

Unlisted shares, at fair value	233,330	673,595	233,330	673,595
Total non-current available-for-sale investments	233,330	673,595	233,330	673,595

13. PROPERTY, PLANT AND EQUIPMENT

Laboratory equipment, at cost	3,807,360	3,023,699	1,388,697	641,664
Less: accumulated depreciation	(2,558,113)	(2,002,074)	(363,092)	(53,320)
Net laboratory equipment	1,249,247	1,021,625	1,025,605	588,344
Computer equipment, at cost	691,950	597,084	128,952	119,786
Less: accumulated depreciation	(518,674)	(373,896)	(78,814)	(41,647)
Net computer equipment	173,276	223,188	50,138	78,139
Office equipment, at cost	148,775	127,796	19,317	6,244
Less: accumulated depreciation	(92,115)	(77,540)	(8,240)	(3,901)
Net office equipment	56,660	50,256	11,077	2,343
Equipment under hire purchase, at cost	1,632,868	1,592,538	1,632,868	1,592,538
Less: accumulated depreciation	(1,227,463)	(690,128)	(1,227,463)	(690,128)
Net equipment under hire purchase	405,405	902,410	405,405	902,410
Leasehold improvements, at cost	92,209	85,983	—	—
Less: accumulated depreciation	(32,418)	(17,675)	—	—
Net leasehold improvements	59,791	68,308	—	—
Total net property, plant and equipment	1,944,379	2,265,787	1,492,225	1,571,236

	Consolidated		Genetic Technologies Limited
	2007	2006	2007	2006
	$	$	$	$
Reconciliation of property, plant and equipment

Opening gross carrying amount	5,427,100	4,548,560	2,360,232	1,600,792
Add: additions purchased during the year	946,062	882,825	809,602	763,725
Less: disposals made during the year	(476,000)	(4,285)	—	(4,285)
Closing gross carrying amount	5,897,162	5,427,100	3,169,834	2,360,232
Opening accumulated depreciation/amortisation	(3,161,313)	(1,942,493)	(788,996)	(194,471)
Add: depreciation/amortisation expense charged	(1,190,510)	(1,220,957)	(888,613)	(596,662)
Less: disposals made during the year	399,040	2,137	—	2,137
Closing accumulated depreciation/amortisation	(3,952,783)	(3,161,313)	(1,677,609)	(788,996)
Total net property, plant and equipment	1,944,379	2,265,787	1,492,225	1,571,236

Reconciliation of movements in property, plant and equipment by asset category

	Opening	Additions	Net disposals	Depreciation/	Closing
Asset category	carrying	during year	during year	amortisation	carrying
	amount			expenses	amount
	$	$	$	$	$
Consolidated

Laboratory equipment	1,021,625	783,660	(76,960)	(479,078)	1,249,247
Computer equipment	223,188	94,866	—	(144,778)	173,276
Office equipment	50,256	20,981	—	(14,577)	56,660
Equipment under hire purchase	902,410	40,330	—	(537,335)	405,405
Leasehold improvements	68,308	6,225	—	(14,742)	59,791
Totals	2,265,787	946,062	(76,960)	(1,190,510)	1,944,379

Genetic Technologies Limited

Laboratory equipment	588,344	747,033	—	(309,772)	1,025,605
Computer equipment	78,139	9,166	—	(37,167)	50,138
Office equipment	2,343	13,073	—	(4,339)	11,077
Equipment under hire purchase	902,410	40,330	—	(537,335)	405,405
Totals	1,571,236	809,602	—	(888,613)	1,492,225

	Consolidated		Genetic Technologies Limited
	2007	2006	2007	2006
	$	$	$	$
14. INTANGIBLE ASSETS AND GOODWILL

Patents (refer notes below)

Patents, at cost	35,929,621	36,223,593	20,978,600	20,978,600
Less: accumulated amortisation and impairment loss	(24,033,235)	(19,764,725)	(17,632,767)	(12,938,767)
Net patents	11,896,386	16,458,868	3,345,833	8,039,833

Goodwill (refer notes below)

Goodwill, at cost	315,388	315,388	—	—
Total net intangible assets and goodwill	12,211,774	16,774,256	3,345,833	8,039,833

	Consolidated		Genetic Technologies Limited
	2007	2006	2007	2006
	$	$	$	$
Reconciliation of patents

Opening gross carrying amount	36,223,593	36,055,878	20,978,600	20,970,000
Add: cost of patents acquired (Note 21)	—	8,600	—	8,600
Adjust for exchange rate movements	(293,972)	159,115	—	—
Closing gross carrying amount	35,929,621	36,223,593	20,978,600	20,978,600
Opening accumulated amortisation	(19,764,725)	(16,009,290)	(12,938,767)	(9,386,167)
Add: amortisation expense charged	(3,412,482)	(3,596,320)	(3,544,000)	(3,552,600)
Less: impairment loss (refer notes below)	(1,150,000)	—	(1,150,000)	—
Adjust for exchange rate movements	293,972	(159,115)	—	—
Closing accumulated amortisation and impairment loss	(24,033,235)	(19,764,725)	(17,632,767)	(12,938,767)
Total net patents	11,896,386	16,458,868	3,345,833	8,039,833

Reconciliation of goodwill

Opening gross carrying amount	315,388	412,888	—	—
Less: write-off of goodwill	—	(97,500)	—	—
Total net goodwill	315,388	315,388	—	—

Impairment notes

Business combination

The patents and goodwill were purchased as part of a business combination.

Impairment of goodwill

Goodwill is allocated to the Group’s cash-generating units (CGUs) on the basis of the appropriate operating segment.  The Group’s goodwill has been allocated to the Testing operating segment to which it relates.  There is no carrying amount of intangible assets with indefinite useful lives allocated to this segment.  The recoverable amount of a CGU is determined based on value-in-use calculations.  These calculations use cash flow projections based on financial budgets approved by the Board.  In performing the value-in-use calculations, the Directors have assumed that the Testing business will begin to generate an operating profit in the next 2 to 3 years based on projected revenue growth.  Should this time period be extended beyond 3 years, there is a possibility that the value-in-use may fall below the carrying value of the goodwill.

The cashflow projections assume revenues of $4.5 million in 2008 based on Management forecasts.  As a key assumption, constant revenue growth of 18% is assumed beyond 2008 based on the historical five-year average growth rate applicable to the testing business.  Expenses are assumed to be relatively constant over time given that significant capacity is available with the existing laboratory equipment and the testing business is relatively capital-intensive.  Management has assessed the future cashflows using discount rates ranging between 10% and 25% which result in the recoverable amount exceeding the carrying value of goodwill.

Impairment of patents

The impairment loss arose in respect of patents held within the Research operating segment resulting from slower than expected progress with research related to the potential commercialisation of the technology covered by these patents.  Specifically, events during the year contributed to a change in the following key assumptions:

1.          Reduction in the expected future market penetration of developed products;

2.          Reduction in the expected underlying market price; and

3.          Revision of expected overhead costs related to the ongoing research and future commercialisation of these products.

Impairment notes (cont.)

In conjunction with work performed by an independent valuation expert, an impairment charge of $1,150,000 was calculated by Management and recorded against the carrying value of the respective patents.  The recoverable amount of the patents is based on value-in-use calculations. The estimated risk adjusted cashflows were discounted by the risk free rate of 6.5%.  The 2007 financial year is the first year in which an indicator of impairment has arisen, requiring an assessment of the recoverable amount of the patents as required by AASB136.

Cashflow forecasts associated with the impairment assessment of the patents have been projected to 2012, being the year in which the first of the respective patents is due to expire, using the weighted average outcomes arising from different scenarios varying the success rate in penetrating the US market as the key assumption to which the recoverable amount assessment is most sensitive.  The forecasts and associated recoverable amount has been determined by an independent valuation expert, taking into account the Company’s contractual future research funding obligations, the current market prices for bone marrow testing kits and the estimated bone marrow transplant market size based on the US national bone marrow registry database.

With regards to the assessment of the value-in-use of the patents in the Research operating segment, Management believes that there are no reasonably possible changes in any of the above key assumptions that would cause the carrying value of the patents to materially exceed their recoverable amount.

No other class of asset was impaired following from this exercise.  Further, no change in the useful economic life of these patents was noted.

	Consolidated		Genetic Technologies Limited
	2007	2006	2007	2006
	$	$	$	$
15. OTHER ASSETS (NON-CURRENT)

Investments in subsidiaries

Unlisted shares, at cost	—	—	1,532,701	1,106,058
Less: provision for impairment	—	—	(1,505,990)	(1,079,348)
Net unlisted shares	—	—	26,711	26,710
Listed shares, at cost	—	—	424,535	424,535
Total investments in subsidiaries (Note 34)	—	—	451,246	451,245
Total non-current other assets	—	—	451,246	451,245

Note:                   An impairment loss has been raised to reduce the carrying values of the various loans to subsidiaries such that they do not exceed the net assets of the respective subsidiary as at balance date.

16. TRADE AND OTHER PAYABLES (CURRENT)

Trade payables	852,561	905,029	570,932	474,328
Other payables	246,208	216,254	33,736	97,793
Accrued expenses	464,883	289,095	452,249	289,095
Loans from wholly-owned subsidiaries (Note 37)	—	—	1,134,778	—
Total current trade and other payables	1,563,652	1,410,378	2,191,695	861,216

Note:         Trade payables and other payables for the Group include amounts due in US dollars of USD 326,978 (2006: USD 50,617), British pounds of GBP Nil (2006: GBP 50,815), European Euros of EUR Nil (2006: EUR 12,047), Swiss francs of CHF Nil (2006: CHF 3,720) and Canadian dollars of CAD Nil (2006: CAD 2,830).

Trade payables and other payables for Genetic Technologies Limited include amounts due in US dollars of USD 326,978 (2006: USD 50,617), British pounds of GBP Nil (2006: GBP 50,815) and European Euros of EUR Nil (2006: EUR 12,047).

	Consolidated		Genetic Technologies Limited
	2007	2006	2007	2006
	$	$	$	$

17. INTEREST-BEARING LIABILITIES (CURRENT)

Hire purchase liability (Note 27)	476,989	490,379	476,989	490,379
Total current interest-bearing liabilities	476,989	490,379	476,989	490,379

18. DEFERRED REVENUE (CURRENT)

Annuities received in advance	216,438	33,679	216,438	33,679
Genetic testing fees received in advance	104,879	—	—	—
Total current deferred revenue	321,317	33,679	216,438	33,679

19. PROVISIONS (CURRENT AND NON-CURRENT)

Current provisions

Annual leave	294,419	244,010	103,960	76,142
Long service leave	189,051	167,300	86,090	79,020
Rehabilitation costs	78,498	—	78,498	—
Total current provisions	561,968	411,310	268,548	155,162

Non-current provisions

Long service leave	50,477	36,827	5,467	6,679
Total non-current provisions	50,477	36,827	5,467	6,679
Total provisions	612,445	448,137	274,015	161,841

Reconciliation of annual leave provision

Balance at the beginning of the financial year	244,010	199,115	76,142	54,435
Add: obligation accrued during the year	248,391	233,688	74,567	64,446
Less: utilised during the year	(197,982)	(188,793)	(46,749)	(42,739)
Balance at the end of the financial year	294,419	244,010	103,960	76,142

Reconciliation of long service leave provision

Balance at the beginning of the financial year	204,127	141,299	85,699	70,871
Add: obligation accrued during the year	35,401	62,828	5,858	14,828
Less: utilised during the year	—	—	—	—
Balance at the end of the financial year	239,528	204,127	91,557	85,699

Reconciliation of provision for rehabilitation costs

Balance at the beginning of the financial year	—	—	—	—
Add: costs accrued during the year (Note 27)	78,498	—	78,498	—
Balance at the end of the financial year	78,498	—	78,498	—

20. INTEREST-BEARING LIABILITIES (NON-CURRENT)

Hire purchase liability (Note 27)	46,978	491,729	46,978	491,729
Total non-current interest-bearing liabilities	46,978	491,729	46,978	491,729

	Consolidated		Genetic Technologies Limited
	2007	2006	2007	2006
	$	$	$	$

21. CONTRIBUTED EQUITY

Issued and paid-up capital

Fully paid ordinary shares	70,243,996	70,243,996	70,243,996	70,243,996
Total contributed equity	70,243,996	70,243,996	70,243,996	70,243,996

Movements in shares on issue	2007		2006
	Shares	$	Shares	$
Balance at the beginning of the financial year	362,389,899	70,243,996	362,369,899	70,235,396
Add: shares issued other than for cash (Note 14)	—	—	20,000	8,600
Balance at the end of the financial year	362,389,899	70,243,996	362,389,899	70,243,996

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.  Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.  Effective 1 July 1998, the Corporations legislation abolished the concepts of authorised capital and par value shares.  Accordingly, the Company does not have authorised capital nor par value in respect of its issued capital.

22.    OPTIONS

Options summary

As at 30 June 2007, the following options over ordinary shares in the Company were outstanding.

	2007	Weighted ave. exercise price	2006	Weighted ave. exercise price
Staff Share Plan options	11,977,500	$0.52	14,677,500	$0.52
Other options	600,000	$0.70	600,000	$0.70
Total number of options outstanding	12,577,500	$0.53	15,277,500	$0.52

The movements in the number of options in each respective class are detailed below.

Unlisted Staff Share Plan options

On 30 November 2001, the Directors of the Company established a Staff Share Plan.  Pursuant to the terms of the Plan, the Directors of the Company may, at their discretion, grant options over the ordinary shares in Genetic Technologies Limited to directors, executives, consultants and employees of the Group.  The options, which are granted at nil cost, are typically granted for a term of six years.  In accordance with the terms of the Plan, options vest in four equal tranches commencing on the first anniversary of a holder’s employment or similar status.  The options are not transferable and are not quoted on the Australian Securities Exchange.  The options lapse at the earlier of employment termination or six years.  As at 30 June 2007, there were 4 directors, 2 executives, 9 consultants and 29 employees who held options that had been granted under the Plan.  Options granted under the Plan carry no rights to dividends and no voting rights.  The movements in the numbers of Staff Share Plan options are as follows:

	2007	Weighted ave. exercise price	2006	Weighted ave. exercise price
Balance at the beginning of the financial year	14,677,500	$0.52	12,007,500	$0.54
Add: options granted during the year	—	—	5,300,000	$0.48
Less: options forfeited during the year	(1,175,000)	$0.37	—	—
Less: options expired during the year	(1,525,000)	$0.39	(2,630,000)	$0.52
Balance at the end of the financial year	11,977,500	$0.52	14,677,500	$0.52
Exercisable at the end of the financial year	8,577,500	$0.54	8,296,250	$0.53

No funds were raised from the exercise of options granted under the Staff Share Plan during the year ended 30 June 2007 (2006: $Nil).  The numbers of Staff Share Plan options outstanding as at 30 June 2007 by ASX code, including the respective dates of expiry and exercise prices, are tabled below.  Refer Note 32 for further information.

	2007	Weighted ave. exercise price	2006	Weighted ave. exercise price
GTGAA (expiring 6 September 2010)	750,000	$0.48	750,000	$0.48
GTGAC (expiring 25 November 2010)	—	—	500,000	$0.48
GTGAD (expiring 12 August 2011)	850,000	$0.43	950,000	$0.43
GTGAE (expiring 12 August 2011)	1,000,000	$0.53	1,000,000	$0.53
GTGAF (expiring 23 November 2011)	1,000,000	$0.56	1,000,000	$0.56
GTGAG (expiring 1 February 2012)	750,000	$0.46	750,000	$0.46
GTGAH (expiring 31 May 2012)	700,000	$0.40	700,000	$0.40
GTGAI (expiring 30 November 2007)	1,750,000	$0.56	1,750,000	$0.56
GTGAK (expiring 11 June 2009)	200,000	$0.45	200,000	$0.45
GTGAM (expiring 30 November 2007)	2,500,000	$0.61	2,500,000	$0.61
GTGAO (expiring 30 November 2007)	802,500	$0.49	902,500	$0.49
GTGAP (expiring 20 May 2009)	—	—	1,000,000	$0.48
GTGAQ (expiring 20 May 2009)	700,000	$0.44	1,400,000	$0.44
GTGAS (expiring 20 May 2009)	175,000	$0.38	175,000	$0.38
GTGAU (expiring 17 January 2012)	200,000	$0.45	200,000	$0.45
GTGAZ (expiring 27 February 2010)	200,000	$0.56	400,000	$0.56
GTGAZ (expiring 27 February 2010)	400,000	$0.49	500,000	$0.49
Balance at the end of the financial year	11,977,500	$0.52	14,677,500	$0.52

Unlisted Other options

On 2 August 2001, the Company announced that it had entered into an agreement with GTH Capital (now GMCG, LLC, “GMCG”) of New York, USA to pursue the listing of its Level II American Depositary Receipts (“ADRs”) on the NASDAQ stock exchange.  In accordance with the agreement, the Company agreed to issue 900,000 options at an exercise price of $0.70 to GMCG within three years.  The issue of the options, which have a contractual life of six years and which vest on the date of grant, is subject to meeting specified performance criteria in achieving the NASDAQ listing.  During the 2005 financial year, GMCG was entitled to receive 600,000 of the options, based on meeting certain performance criteria, which were subsequently granted on 27 October 2004.  In September 2005, the Company achieved the listing of the ADRs.  The movements in the numbers of these options are as follows:

	2007	Weighted ave. exercise price	2006	Weighted ave. exercise price
Balance at the beginning of the financial year	600,000	$0.70	600,000	$0.70
Less: options that lapsed during the year	—	—	—	—
Balance at the end of the financial year	600,000	$0.70	600,000	$0.70

Unlisted Placement options

On 4 September 2003, the Company completed an institutional placement to raise a total of $10 million by way of a placement of 13,333,333 ordinary shares at an issue price of $0.75 cents each.  Under the terms of the placement, subscribers were allotted one free option for each two shares subscribed, which entitled the holder to acquire one ordinary share in the Company at a price of $1.00 at any time up to, and including, 30 September 2005.  The movements in the numbers of these options are as follows:

	2007	Weighted ave. exercise price	2006	Weighted ave. exercise price
Balance at the beginning of the financial year	—	—	6,666,667	$1.00
Less: options that lapsed during the year	—	—	(6,666,667)	$1.00
Balance at the end of the financial year	—	—	—	—

	Consolidated		Genetic Technologies Limited
	2007	2006	2007	2006
	$	$	$	$
23. RESERVES

Foreign currency translation	(15,306)	23,229	—	—
Share-based payments	1,472,201	1,214,295	1,417,504	1,195,632
Totalreserves	1,456,895	1,237,524	1,417,504	1,195,632

Reconciliation of foreign currency translation reserve

Balance at the beginning of the financial year	23,229	(3,319)	—	—
Add: net currency translation gain / (loss)	(38,535)	26,548	—	—
Balance at the end of the financial year	(15,306)	23,229	—	—

Reconciliation of share-based payments reserve

Balance at the beginning of the financial year	1,214,295	782,420	1,195,632	782,420
Add: share-based payments	257,906	431,875	221,872	413,212
Balance at the end of the financial year	1,472,201	1,214,295	1,417,504	1,195,632

Nature and purpose of reserves

Foreign currency translation reserve

This reserve is used to record exchange differences arising from the translation of the financial statements of the Company’s foreign subsidiaries.

Share-based payments reserve

This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration.

	Consolidated		Genetic Technologies Limited
	2007	2006	2007	2006
	$	$	$	$

24. ACCUMULATED LOSSES

Balance at the beginning of the financial year	(41,414,557)	(33,495,784)	(43,119,732)	(34,428,580)
Add: net loss attributable to members of Genetic Technologies Limited	(4,328,543)	(7,918,773)	(4,034,096)	(8,691,152)
Balance at the end of the financial year	(45,743,100)	(41,414,557)	(47,153,828)	(43,119,732)

25. MINORITY INTERESTS

Reconciliation of minority interests in subsidiaries

Balance at the beginning of the financial year	175,176	164,526
Add: movements during the year
Less: share of operating losses	(17,159)	(12,476)
Add: share of movement in reserves	(12,999)	23,126
Net loss attributable to minority interests	(30,158)	10,650
Balance at the end of the financial year	145,018	175,176

26.    SEGMENT INFORMATION

Identification of reportable segments

The Group has identified its four reportable operating segments based on the similarity of the products produced and sold and/or the services provided, as these represent the sources of the Group’s major risks and have the greatest effect on the rates of return.  The separate groups of similar products and services are then divided into operating businesses, the performances of which are reported to the Chief Executive Officer, the Management team and the Board of Directors on a monthly basis.

Identification of reportable segments

Business segments

Licensing — involves the out-licensing of the Company’s “non-coding” technology.

Testing — involves the provision of a range of genetic testing services.

Research — involves the undertaking of a range of research and development projects in the field of genetics and related areas.

Corporate — involves the management of the Company’s corporate activities.

Business segments

		Revenues and income						Amortisation
Segment		Sales	Other	Totals	Result	Assets	Liabilities	/depreciation
		$	$	$	$	$	$	$
Licensing	2007	11,337,079	—	11,337,079	7,229,326	8,846,395	(1,194,853)	(2,770,911)
	2006	6,685,248	—	6,685,248	1,940,605	12,326,275	(1,200,967)	(2,945,193)

Testing	2007	3,119,131	25,000	3,144,131	(3,323,326)	2,246,571	(964,401)	(946,689)
	2006	2,550,221	—	2,550,221	(3,661,081)	2,392,904	(794,120)	(1,006,931)

Research	2007	—	347,431	347,431	(3,483,985)	4,012,800	(268,185)	(813,760)
	2006	—	570,667	570,667	(3,849,033)	5,974,505	(574,003)	(804,776)

Corporate	2007	—	490,664	490,664	(4,767,717)	14,343,261	(918,779)	(71,632)
	2006	—	950,978	950,978	(2,338,614)	13,023,223	(905,678)	(60,377)

Totals	2007	14,456,210	863,095	15,319,305	(4,345,702)	29,449,027	(3,346,218)	(4,602,992)
	2006	9,235,469	1,521,645	10,757,114	(7,908,123)	33,716,907	(3,474,768)	(4,817,277)

		Impairment	Purchases of	Net cash flows (used in) / provided by
Segment		losses/ write downs	equipment	operating activities	investing activities	financing activities
		$	$	$	$	$
Licensing	2007	—	294	9,633,894	(801)	—
	2006	—	4,448	3,930,178	(3,918)	—

Testing	2007	(76,960)	864,938	(671,312)	(81,853)	(357,275)
	2006	(97,500)	757,646	(2,730,649)	(34,614)	(332,687)

Research	2007	(1,150,000)	57,030	(3,407,060)	(20,759)	(128,468)
	2006	—	81,830	(3,865,291)	(52,129)	(113,896)

Corporate	2007	(80,000)	23,800	(2,958,276)	197,423	(16,762)
	2006	—	38,901	(3,291,560)	(64,586)	(4,309)

Totals	2007	(1,306,960)	946,062	2,597,246	94,010	(502,505)
	2006	(97,500)	882,825	(5,957,322)	(155,247)	(450,892)

Note:   There were no intersegment sales.

Geographic information

Australia — is the home country of the parent entity and the location of the Company’s testing facilities.

Canada — is the home of Gtech International Resources Limited.

Switzerland — is the home of GeneType AG.

Revenues are allocated on the basis of the geographical location of the respective entities which earn them.

The following table presents sales to external customers and certain asset information regarding geographical locations for the years ended 30 June 2007 and 30 June 2006.

Segment		Sales to external customers	Non-current assets (excluding financial instruments)
		$	$
Australia	2007	15,306,037	14,614,850
	2006	10,743,804	19,532,645

Canada	2007	13,261	—
	2006	11,796	—

Switzerland	2007	7	1
	2006	1,514	1

Totals	2007	15,319,305	14,614,851
	2006	10,757,114	19,532,646

Segment products and locations

The four principal business segments of the Group are licensing, genetic testing, research and corporate.  The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria.

Segment accounting policies

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in Note 2(f) and Accounting Standard AASB 8 Operating Segments, which was adopted by the Group during the year.  As a result, the primary reporting segments now reflect more closely the information that Management uses to make decisions about operating matters.  Specifically, segment information is disclosed for the licensing, genetic testing and research operations which were previously disclosed within the Biotechnology segment.  Comparative information has been restated to reflect this change.

The following items are allocated to the corporate segment as they are not considered part of the core operations of any of the other three segments:

•             Interest revenue (Note 4)

•             Net gains/(losses) on the sale of available-for-sale investments (Note 6)

•             Finance costs (Note 6)

•             Income tax expense (Note 7)

Major customers

The Group has a number of major customers to which it provides both products and services.  During the year ended 30 June 2007, there were five customers from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations.  The most significant of these customers represented approximately 39.4% of total revenue from operations.

	Consolidated		Genetic Technologies Limited
	2007	2006	2007	2006
	$	$	$	$

27. COMMITMENTS AND CONTINGENCIES

Hire purchase expenditure commitments

Minimum hire purchase payments
—not later than one year	496,675	544,551	496,675	544,551
—later than one year but not later than five years	49,474	509,936	49,474	509,936
—later than five years	—	—	—	—
Total minimum hire purchase payments	546,149	1,054,487	546,149	1,054,487
Less: future finance charges	(22,182)	(72,379)	(22,182)	(72,379)
Present value of hire purchase payments	523,967	982,108	523,967	982,108
Aggregate expenditure commitments comprise:
Current liability (Note 17)	476,989	490,379	476,989	490,379
Non-current liability (Note 20)	46,978	491,729	46,978	491,729
Total hire purchase expenditure commitments	523,967	982,108	523,967	982,108

On 14 January 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited in respect of a $2,500,000 asset finance facility (the “Facility”). During the period up to 30 June 2007, the Company financed the acquisition of laboratory and office equipment under the Facility with a total value of $1,632,868. Each of the Company’s Australian-resident subsidiaries has provided a guarantee to the Company in respect of the Facility.

Operating lease expenditure commitments

Minimum operating lease payments
—not later than one year	418,177	411,501	—	—
—later than one year but not later than five years	1,307,963	1,751,482	—	—
—later than five years	—	—	—	—
Total minimum operating lease payments	1,726,140	2,162,983	—	—

The operating lease relates to office and laboratory premises located in Fitzroy, Victoria that were occupied by the Company during the 2007 financial year. The lease, which is in the name of GeneType Pty. Ltd. (a wholly-owned subsidiary of the Company), expires on 30 June 2011. GeneType Pty. Ltd. has an option to extend the lease at its expiration for a further ten year period. The premises are owned by Bankberg Pty. Ltd., a company associated with the Company’s Chief Executive Officer, Dr. Mervyn Jacobson (refer Note 37). The lease contains market review clauses in the event that GeneType Pty. Ltd. exercises its option to renew. GeneType Pty. Ltd. does not have an option to purchase the leased assets at the expiry of the lease period.

Research and development expenditure commitments

Minimum research and development payments
—not later than one year	1,150,000	1,195,268	1,150,000	1,195,268
—later than one year but not later than five years	700,000	1,850,000	700,000	1,850,000
—later than five years	—	—	—	—
Total minimum research and development payments	1,850,000	3,045,268	1,850,000	3,045,268

On 15 June 2004, the Company entered into a Sponsored Research Agreement with C.Y. O’Connor ERADE Village Foundation in Perth, Western Australia pursuant to which Genetic Technologies Limited will contribute $900,000 per annum towards research for a period of five years, amounting to a total commitment of $4,500,000.  The Company will own any intellectual property arising from the research undertaken by the Foundation.  As at balance date, an amount of $1,350,000 remained payable under the Agreement.

On 31 May 2006, the Company entered into an ARC Linkage Agreement with The University of Melbourne pursuant to which Genetic Technologies Limited will contribute $250,000 per annum in cash for a period of three years towards research to target new drugs against parasitic nematodes of animals.  As at balance date, an amount of $500,000 remained payable under the Agreement.  In addition, a further in-kind contribution of $50,000 per annum for a period of three years will also be made to the project by the Company under the Agreement.

Other capital expenditure commitments

As at 30 June 2007, the Company did not have any other significant contracted capital expenditure commitments.

Other expenditure commitments

As at 30 June 2007, the Company held a 16.36% (2006: 17.45%) direct equity interest in the North Laverton Joint Venture with Regis Resources N.L. (“Regis”) (refer Note 30).  This joint venture has continuing minimal expenditure requirements as prescribed by the Western Australian Mines Department in respect of its prospecting and exploration licenses and mining leases owned by the joint venture.  By agreement with the joint venture partner, the Company is not contributing any funding towards the project, as these costs are met by its joint venture partner.  As at 30 June 2007, the Company had recorded a provision for $78,498 in respect of its share of the estimated rehabilitation costs associated with the North Laverton project (refer Note 19).  The amount of the provision was based on calculations provided to the Company by Regis in its capacity as project manager.  The likelihood of any rehabilitation costs becoming payable by the Company and the associated timing thereof are unknown.

28.           CONTINGENT ASSETS

On 12 December 2005, the Company announced it had reached a final settlement of its patent dispute with Applera Corporation.  As part of the settlement, the parties had executed a number of binding agreements, including a supply agreement, pursuant to which Applera agreed to supply the Company with certain Applera equipment and reagents which the Company uses in its genetic testing business.  The total value of these credits was $8,547,500, comprising equipment credits to the value of $4,602,500 and reagent credits to the value of $3,945,000.  During the period ended 30 June 2006, the Company had drawn down equipment and reagents under the supply agreement with a total value of $1,036,111.  During the year ended 30 June 2007, the Company had drawn down equipment and reagents under the supply agreement with a total value of $1,142,086.  Accordingly, as at 30 June 2007, the Company had a contingent asset representing remaining credits available to it with a total value of $6,369,303.

29.           CONTINGENT LIABILITIES

The Group has been notified of a number of native title claims under the Commonwealth Native Title Act, 1993, covering exploration tenements in the North Laverton Joint Venture in Western Australia in which the Group has a direct equity interest (refer Note 30).  Until further information regarding the claims and the affected area becomes available, the Group will not be in a position to assess the likely effect, if any, of any claim.  However, the Directors expect that existing exploration will not be materially affected by any claim or the claims in aggregate.

30.           JOINT VENTURES

The Company holds a direct equity interest in the North Laverton Joint Venture with Regis Resources N.L. in Western Australia.  The Company is not contributing any funding towards the project by agreement with the joint venture partner and does not have any involvement in its operations.  All liabilities of the joint venture are borne by the joint venture partner.  The Company’s investment in the joint venture has been written down to nil.  As a result of its election not to contribute its share of expenditures, the Company’s interest in the joint venture was diluted down to 16.36% as at 30 June 2007 (2006: 17.45%).  All joint venture interests have been valued at nil and no revenues or expenses have been derived or incurred during the year ended 30 June 2007.

	Consolidated		Genetic Technologies Limited
	2007	2006	2007	2006
	$	$	$	$

31. AUDITORS’ REMUNERATION

Audit services

Ernst & Young in respect of:
Audit of the Company’s financial report	410,274	403,918	410,274	403,918
Other audit firms in respect of:
Audit of the financial reports of subsidiaries	9,158	8,120	—	—
Total remuneration in respect of audit services	419,432	412,038	410,274	403,918

Non-audit services
Ernst & Young in respect of:
Tax advice and compliance services	55,095	79,120	55,095	79,120
Total auditors’ remuneration	474,527	491,158	465,369	483,038

32.           EMPLOYEE BENEFITS

Staff Share Plan

On 30 November 2001, the Directors of the Company established a Staff Share Plan.  Pursuant to the terms of the Plan, the Directors of the Company may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and formerly Directors, of the Group as detailed in Note 22.

As at 30 June 2007, there were 4 Directors, 2 Executives, 9 consultants and 29 employees who held options that had been granted under the Plan.  Information regarding the movements in the number of options granted under the Staff Share Plan is set out in Note 22.

The fair value of each option granted under the Staff Share Plan is estimated by an external valuer using a Black-Scholes option-pricing model with the following assumptions used for grants made during the years ended 30 June 2007 and 2006:

	2007 *	2006
Dividend yield	—	—
Historic and expected volatility	N/A	53%
Risk-free interest rate	N/A	5.62%
Expected life of an option	N/A	5 years

* No options were granted during the year ended 30 June 2007.

Superannuation commitments

The Group does not have any defined benefit funds.  The Group makes statutory contributions to various superannuation funds on behalf of all employees at a rate of 9% per annum, in addition to making other superannuation contributions as part of salary packaging arrangements with staff.  All contributions are expensed when incurred.  Contributions made by the Group of up to 9% per annum of employees’ wages and salaries are legally enforceable in Australia.

33.           KEY MANAGEMENT PERSONNEL DISCLOSURES

Details of Key Management Personnel

Directors

Henry Bosch AO (Non-Executive Chairman)

Dr. Mervyn Jacobson (Chief Executive Officer)

Fred Bart (Non-Executive)

David Carruthers (Non-Executive)

John S. Dawkins AO (Non-Executive)

David Carruthers was appointed as a Director on 26 February 2007.

Prof. Deon Venter resigned as a Director on 23 August 2006.

Robert Edge retired as a Director on 17 November 2006.

Executives

Thomas G. Howitt (Chief Financial Officer and Company Secretary)

Geoffrey E. Newing (Chief Operating Officer)

Dr. Gary Cobon (Chief Scientific Officer)

Ian N. Christensen (Group General Manager — Intellectual Property)

Geoffrey Newing was appointed as Chief Operating Officer on 24 August 2006 and resigned on 1 July 2007.

Ian Christensen resigned as Group General Manager - Intellectual Property on 11 August 2006.

	Consolidated		Genetic Technologies Limited
	2007	2006	2007	2006
	$	$	$	$
Remuneration of Key Management Personnel

Short-term	974,346	1,147,433	974,346	1,147,433
Post-employment	141,390	74,057	141,390	74,057
Termination payments	87,500	—	87,500	—
Long-term	4,758	6,564	4,758	6,564
Share-based	233,612	343,469	233,612	343,469
Total remuneration of Key Management Personnel	1,441,606	1,571,523	1,441,606	1,571,523

The Company has applied the exemption under Corporations Amendments Regulation 2006, which exempts listed companies from providing detailed remuneration disclosures in relation to their Key Management Personnel in their annual financial reports by Accounting Standard AASB 124 Related Party Disclosures.  These remuneration disclosures are provided in the Remuneration Report section of the Directors’ Report designated as audited.

Optionholdings of Key Management Personnel

30 June 2007

	Opening	Number of options			Closing	Vested as at 30 June 2007
Name of optionholder	balance	Granted	Exercised	Lapsed	balance	Total	Not exercisable	Exercisable
Director

Henry Bosch AO	500,000	—	—	—	500,000	500,000	125,000	375,000
Dr. Mervyn Jacobson	2,000,000	—	—	—	2,000,000	2,000,000	—	2,000,000
Fred Bart	500,000	—	—	—	500,000	500,000	—	500,000
David Carruthers	—	—	—	—	—	—	—	—
John S. Dawkins AO	500,000	—	—	—	500,000	500,000	125,000	375,000
Robert J. Edge	500,000	—	—	(500,000)	—	—	—	—
Prof. Deon J. Venter	1,000,000	—	—	(1,000,000)	—	—	—	—

Executive

Thomas G. Howitt	1,000,000	—	—	—	1,000,000	1,000,000	562,500	437,500
Geoffrey E. Newing	750,000	—	—	—	750,000	750,000	562,500	187,500
Dr. Gary Cobon	750,000	—	—	—	750,000	750,000	562,500	187,500
Ian N. Christensen	300,000	—	—	(300,000)	—	—	—	—
Totals	7,800,000	—	—	(1,800,000)	6,000,000	6,000,000	1,937,500	4,062,500

30 June 2006

	Opening	Number of options			Closing	Vested as at 30 June 2006
Name of optionholder	balance	Granted	Exercised	Lapsed	balance	Total	Not exercisable	Exercisable
Director

Henry Bosch AO	—	500,000	—	—	500,000	500,000	375,000	125,000
Dr. Mervyn Jacobson	2,000,000	—	—	—	2,000,000	2,000,000	—	2,000,000
Fred Barta	500,000	—	—	—	500,000	500,000	—	500,000
John S. Dawkins AO	—	500,000	—	—	500,000	500,000	375,000	125,000
Robert J. Edge	500,000	—	—	—	500,000	500,000	375,000	125,000
Prof. Deon J. Venter	1,000,000	—	—	—	1,000,000	1,000,000	500,000	500,000

Executive

Thomas G. Howitt	750,000	250,000	—	—	1,000,000	1,000,000	812,500	187,500
Geoffrey E. Newing	—	750,000	—	—	750,000	750,000	750,000	—
Dr. Gary Cobon	—	750,000	—	—	750,000	750,000	750,000	—
Ian N. Christensen	300,000	—	—	—	300,000	300,000	75,000	225,000
Totals	5,050,000	2,750,000	—	—	7,800,000	7,800,000	4,012,500	3,787,500

Shareholdings of Key Management Personnel

30 June 2007

Shares held in Genetic	Opening	Number of shares		Acquired on	Closing
Technologies Limited	balance	Bought	Sold	exercise of options	balance

Director

Henry Bosch AO	185,000	—	—	—	185,000
Dr. Mervyn Jacobson	150,931,900	—	—	—	150,931,900
Fred Bart	25,918,214	—	—	—	25,918,214
David Carruthers	—	—	—	—	—
John S. Dawkins AO	—	—	—	—	—
Robert J. Edge	—	—	—	—	—
Prof. Deon J. Venter	25,000	—	—	—	25,000

Executive	—	—

Thomas G. Howitt	—	—	—	—	—
Dr. Gary Cobon	—	—	—	—	—
Geoffrey E. Newing	213,350	3,980,650	(746,654)	—	3,447,346
Ian N. Christensen	—	—	—	—	—
Totals	177,273,464	3,980,650	(746,654)	—	180,507,460

30 June 2006

Shares held in Genetic	Opening	Number of shares		Acquired on	Closing
Technologies Limited	balance	Bought	Sold	exercise of options	balance

Director

Henry Bosch AO	185,000	—	—	—	185,000
Dr. Mervyn Jacobson	150,200,900	731,000	—	—	150,931,900
Fred Bart	25,918,214	—	—	—	25,918,214
John S. Dawkins AO	—	—	—	—	—
Robert J. Edge	—	—	—	—	—
Prof. Deon J. Venter	—	25,000	—	—	25,000
			—
Executive			—
			—
Thomas G. Howitt	—	—	—	—	—
Dr. Gary Cobon	—	—	—	—	—
Geoffrey E. Newing	—	213,350	—	—	213,350
Ian N. Christensen	—	—	—	—	—
Totals	176,304,114	969,350	—	—	177,273,464

All equity transactions with Key Management Personnel, other than those arising from the exercise of options, have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.

Other transactions and balances with Key Management Personnel

During the year ended 30 June 2007:

•                      GeneType Pty. Ltd. paid a total of $445,384 (2006: $399,274) to Bankberg Pty. Ltd., a company associated with Dr. Mervyn Jacobson, for rent in respect of the office and laboratory premises in Fitzroy, Victoria that are leased by the Group.

•                      the Company disposed of its 30,189 common shares in XY, Inc. of which Dr. Mervyn Jacobson was Chairman and CEO.

All transactions with Key Management Personnel are undertaken on normal commercial terms and conditions.

34.           SUBSIDIARIES

On 30 June 2006, two of the Company’s former subsidiaries, Silbase Scientific Services Pty. Ltd. and Simons GeneType Diagnostics Pty. Ltd. ceased operations.  On 15 July 2007, formal advice was received advising that both companies had been deregistered.  As part of this transaction, the shares in Genetic Technologies Corporation Pty. Ltd. that were previously owned by Simons GeneType Diagnostics Pty. Ltd. were transferred to Genetic Technologies Limited.  The shares were transferred at cost.

The following diagram is a depiction of the Group structure following the deregistration of these two companies.

		Group interest (%)		Net carrying value ($)
Name of Group company	Incorporation details	2007	2006	2007	2006
Entities held directly by parent
GeneType Pty. Ltd.	5 September 1990 Victoria, Australia	100%	100%	1	1

Genetic Technologies Corporation Pty. Ltd.	11 October 1996 N.S.W., Australia	100%	100%	2	—

Simons GeneType Diagnostics Pty. Ltd.	18 July 1989 Victoria, Australia	N/A	100%	—	1

RareCellect Pty. Ltd.	7 March 2001 N.S.W., Australia	100%	100%	10	10

GeneType AG	13 February 1989 Zug, Switzerland	100%	100%	26,698	26,698

GeneType Corporation	18 December 1989 California, U.S.A.	100%	100%	—	—

Gtech International Resources Limited	29 November 1968 Yukon Territory, Canada	75.8%	75.8%	424,535	424,535

ImmunAid Pty. Ltd. (refer note below)	21 March 2001 Victoria, Australia	68.2%	65.0%	—	—
Total carrying value (Note 15)				451,246	451,245

Entities held by other subsidiaries
Silbase Scientific Services Pty. Ltd.	12 November 1997 Victoria, Australia	N/A	100%	—	2

Genetic Technologies Corporation Pty. Ltd.	11 October 1996 N.S.W., Australia	N/A	100%	—	2

AgGenomics Pty. Ltd.	15 February 2002 Victoria, Australia	50.1%	50.1%	50	50

During the year ended 30 June 2007, an outstanding loan between the Company and ImmunAid Pty. Ltd. was converted into additional equity in that company.  The amount of the loan at the time of the conversion was $546,945.  As a result of the conversion, the Company increased its interest in ImmunAid Pty. Ltd. by approximately 3.2%.

35.           FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash at bank and on hand, short-term deposits and hire purchase contracts.  The Group has other financial assets and liabilities, such as trade receivables and payables, which arise directly from its operations.

The Group does not typically enter into derivative transactions, such as interest rate swaps or forward currency contracts.  It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken.  The main risks arising from the Group’s financial instruments are credit risk exposures, liquidity risk and foreign currency risk.  The policies for managing each of these risks are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2.

Credit risk exposures

The Group’s maximum exposures to credit risk as at 30 June 2007 in relation to each class of recognised financial assets is the carrying amount of those assets, as indicated in the balance sheet.

Financial assets included on the balance sheet that potentially subject the Group to concentration of credit risk consist principally of cash and cash equivalents and trade receivables.  The Group minimises this concentration of risk by placing its cash and cash equivalents with financial institutions that maintain superior credit ratings in order to limit the degree of credit exposure.  The Group has established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity.  The Group does not require collateral to provide credit to its customers, however, the majority of the Group’s customers are large, reputable organisations and, as such, the risk of credit exposure is limited.  The Group has not entered into any transactions that would qualify as a financial derivative instrument.

In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.  Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2 to the financial statements.

As at 30 June 2007, three customers accounted for 49.7% of the trade receivables of the Group:

Amount due (percentage of total debtors)
	2007	2006
Name of debtor	$	$
Innogenetics NV	158,740 (23.6%)	859,402 (71.5%)
Australian Taxation Office (net GST receivable)	99,921 (14.8%)	198,353 (14.2%)
Cancer Research Initiatives Foundation	75,850 (11.3%)	—

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of cash at bank, short-term deposits and hire purchase contracts.

Foreign currency risk

The Group is exposed to foreign currency exchange risk through primary financial assets and liabilities.  It is the Group’s policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective.  Further, as the Group incurs expenses payable in US dollars, the financial assets that are held in US dollars provide a natural hedge for the Group.

As at balance date, the Group held cash and cash equivalents in the following foreign currencies:

•                      United States dollars:      USD 8,161,046 (refer Note 36)

•                      Canadian dollars:                 CAD 459,508

•                      Swiss francs:                           CHF 17,630

•                      European euro:                          EUR 2,977

36.           FINANCIAL INSTRUMENTS

Interest rate risk

The Group’s exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised, as at 30 June 2007, are as follows:

Consolidated	Year	Floating rate	Other	Non-interest bearing	Total carrying amount	Weighted ave. effective rate
		$	$	$	$	%
Financial assets
Cash at bank / on hand (note)	2007	11,303,764	—	—	11,303,764	2.89%
	2006	9,147,060	—	—	9,147,060	4.95%

Short-term deposits	2007	—	2,029,986	—	2,029,986	6.20%
	2006	—	2,288,187	—	2,288,187	5.64%

Trade and other receivables	2007	—	—	646,946	646,946	N/A
	2006	—	—	1,401,468	1,401,468	N/A

Performance bond	2007	—	76,898	—	76,898	5.97%
	2006	—	85,963	—	85,963	5.32%

Deposits / cash	2007	—	450,000	—	450,000	6.25%
	2006	—	450,000	—	450,000	5.73%

Available-for-sale investments	2007	—	—	233,330	233,330	N/A
	2006	—	—	673,595	673,595	N/A

Total financial assets	2007	11,303,764	2,556,884	880,276	14,740,924
	2006	9,147,060	2,824,150	2,075,063	14,046,273

Financial liabilities
Trade and other payables	2007	—	—	1,563,652	1,563,652	N/A
	2006	—	—	1,410,378	1,410,378	N/A

Hire purchase liabilities	2007	—	523,967	—	523,967	7.17%
	2006	—	982,108	—	982,108	7.12%

Total financial liabilities	2007	—	523,967	1,563,652	2,087,619
	2006	—	982,108	1,410,378	2,392,486

Note:         As disclosed in Note 35, the Group held cash and cash equivalents in United States dollars of USD 8,161,046 as at balance date.  Of this amount, USD 5,490,870 was held on deposit at an interest rate of 1.65%, whilst the remaining USD 2,670,176 was held on deposit at an interest rate of 5.17%.  Subsequent to balance date, a total of USD 7,400,000 was converted into Australian dollars and placed on deposit at an interest rate of 6.35%.

All other periods in respect of financial assets are for less than one year.  In respect of the hire purchase liability, the interest rates are fixed for the terms of the facility, which is less than one year ($496,675) and between one and five years ($49,474).

Net fair values of financial assets and liabilities

All financial assets and liabilities have been recognised at 30 June 2007 at their net fair values.  The following methods and assumptions are used to determine the net fair values of financial assets and liabilities:

Cash and cash equivalents: the carrying amount approximates fair value due to their short term to maturity.

Trade and other receivables: the carrying amount approximates fair value.

Performance bond: the carrying amount approximates fair value due to its short term to maturity.

Unlisted shares: the carrying amount has been written down to recoverable amount which approximates fair value.

Trade and other payables: the carrying amount approximates fair value.

Accrued expenses: the carrying amount approximates fair value.

Hire purchase liabilities: the carrying amount approximates fair value.

37.           RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company.  As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Group

During the year ended 30 June 2007, AgGenomics Pty. Ltd., a subsidiary, paid interest amounting to $26,254 (2006: $24,158) to Genetic Technologies Limited in respect of an outstanding loan between the parties.  AgGenomics Pty. Ltd. also paid management fees amounting to $18,000 (2006: $51,003) to GeneType Pty. Ltd., a second subsidiary.  All amounts were charged on commercial, arm’s-length terms and at commercial rates.

Other related party transactions

As at 30 June 2007, a net amount of $9,177,574 (2006: $7,984,505) was receivable by Genetic Technologies Limited from its various subsidiaries (Note 11).  As at the same date, an amount of $1,134,778 (2006: $Nil) was payable by Genetic Technologies Limited to its wholly-owned subsidiaries (Note 16).  All such loans are unsecured, generally interest free and there are no fixed terms of repayment.

Also during the year, GeneType Pty. Ltd. (a wholly-owned subsidiary) paid a total of $445,384 (2006: $399,274) to Bankberg Pty. Ltd., a company associated with Dr. Mervyn Jacobson, for rent in respect of the office and laboratory premises in Fitzroy, Victoria that are leased by the Group.

All transactions with Key Management Personnel, other than those arising from the exercise of options, have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.  Please refer to Note 33 for a description of transactions with Key Management Personnel.

38.    SUBSEQUENT EVENTS

Between 5 July and 9 July 2007, Dr. Mervyn Jacobson acquired a total of 501 ordinary shares in ImmunAid Pty. Ltd., a subsidiary of the Company, representing approximately 4.4% of that company’s total issued capital.

Apart from this transaction, there have been no significant events which occurred after balance date.

DIRECTORS’ DECLARATION

In accordance with a resolution of the Directors of Genetic Technologies Limited, I state that:

1.   In the opinion of the Directors:

(a)              the Financial Report, and the additional disclosures included in the Directors’ Report which are designated as audited, of the Company and the Group are in accordance with the Corporations Act 2001, including:

(i)              giving a true and fair view of the Company’s and the Group’s financial position as at 30 June 2007 and of their performance for the year ended on that date; and

(ii)           complying with Accounting Standards and the Corporations Regulations 2001; and

(b)             there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.          This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the Corporations Act 2001 for the financial year ended 30 June 2007.

On behalf of the Board.

HENRY BOSCH AO

Non-Executive Chairman

Melbourne, 30 August 2007

ERNST & YOUNG	Ernst & Young Building 8 Exhibition Street Melbourne VIC 3000 Australia GPO Box 67 Melbourne VIC 3001	Tel 61 3 9288 8000 Fax 61 3 8650 7777

Independent auditor’s report to the members of Genetic Technologies Limited

We have audited the accompanying financial report of Genetic Technologies (“GTG” or “the Company”), which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 Related Party Disclosures (“remuneration disclosures”), under the heading “Remuneration Report” on pages 7 to 11 of the directors’ report, as permitted by Corporations Regulation 2M.6.04.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2(a), the directors also state that the consolidated financial statements and notes, comply with International Financial Reporting Standards. The directors are also responsible for the remuneration disclosures contained in the directors’ report.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures comply with accounting Standard AASB 124 Related Party Disclosures.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of’ expressing an opinion on the effectiveness of the entity’s internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ERNST & YOUNG

Independence

In conducting our audit we have met the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which follows this audit report. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor’s Opinion

In our opinion:

1.	the financial report of Genetic Technologies Limited is in accordance with the Corporations Act 2001, including:
(i) giving a true and fair view of the financial position of Genetic Technologies Limited and the consolidated entity at 30 June 2007 and of their performance for the year ended on that date; and
(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations); and the Corporations Regulations 2001.
2.	the consolidated financial statements and notes also comply with International Financial Reporting Standards as disclosed in Note 2(a).
3.	the remuneration disclosures that are contained on pages 7 to 11 of the directors’ report comply with Accounting Standard AASB 124 Related Party Disclosures.

/s/ Ernst & Young

Ernst & Young

/s/ A.J. Pititto

A. J. Pititto
Partner
Melbourne
30 August 2007

ERNST & YOUNG	Ernst & Young Building 8 Exhibition Street Melbourne VIC 3000 Australia GPO Box 67 Melbourne VIC 3001	Tel 61 3 9288 8000 Fax 61 3 8650 7777

Auditor’s Independence Declaration to the Directors of Genetic Technologies Limited

In relation to our audit of the financial report of Genetic Technologies Limited for the financial year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

/s/ Ernst & Young

Ernst & Young

/s/ A.J. Pititto

A.J. Pititto
Partner
30 August 2007